FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE
YE 2012

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE YEAR ENDED DECEMBER 31, 2012

Highlights for the Period

➢  Operating revenues remained almost flat, showing a positive variation of 0.7% reaching Ch$ 6,577,677 million, mainly related to higher energy sales in distribution, partially offset by lower energy sales in generation due to lower average energy sale price. Demand for electricity continued showing important increases in every country:

•        Peru                 5.9%

•        Chile                5.2%

•        Brazil               4.5%

•        Argentina          4.2%

•        Colombia          3.8%

➢  Physical sales in distribution increased 3,552 GWh, or 5.1%, while in generation, physical sales increased 1,471 GWh, or 2.3%.

➢  Another factor that helps to understand higher revenues is the addition of almost 360 thousand new clients, in our six distribution companies, more than offsetting the lower average sale price in generation.

➢  Procurement and Services costs increased 5.0%, reaching Ch$ 3,717,125 million, due to Ch$ 92,512 million higher energy purchases costs, increased transportation cost of
Ch$ 75,858 million, and higher fuel consumption of Ch$ 39,624 million. These higher costs are heavily influenced by more than three years of sustained drought in Chile.

➢  The Company’s EBITDA decreased 6.8% during 2012, reaching Ch$ 1,982,924 million.

➢  Financial result was Ch$ 216,189 million loss, 8.6% lower than in 2011. This better behavior is mainly explained by higher financial revenues of Ch$ 31,096 million.

➢  Net Income before taxes decreased 2.1%, reaching Ch$ 1,305,453 million.

➢  Taxes decreased by Ch$ 48,945 million, equivalent to 10.6%, due to lower tax effects over companies.

➢  Net income increased 2,4%, reaching Ch$ 893,562 million.

➢  Net income attributable to owners of the company increased 0,5% or Ch$ 1,879 million.

➢  The diversified portfolio of Enersis Group allowed us to maintain a well balanced contribution to our EBITDA by business segment,

•     Distribution:                                                48%

•     Generation and Transmission:                     52%

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YE 2012

Distribution Business

Consolidated figures for the distribution businesses are detailed as follows:

➢  Operating revenues remained in line compared to 2011, increasing 0.3% up to Ch$ 4,460,245 million.

➢  Procurement and service costs were Ch$ 2,883,451 million, 0.7% lower than in 2011.

➢  EBITDA in 2012 amounted to Ch$ 959,397 million, 2.1% higher than in 2011.

➢  Energy sales by clients’ segment for each of our distribution companies were the following:

% Physical Sales	Chile		Argentina		Peru		Brazil				Colombia		TOTAL
2012	Chilectra		Edesur		Edelnor		Ampla		Coelce		Codensa
	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012
Residential	26%	26%	42%	43%	37%	37%	38%	40%	34%	34%	34%	34%	35%	36%
Industrial	22%	21%	8%	8%	19%	19%	11%	9%	14%	12%	7%	7%	13%	12%
Commercial	28%	29%	26%	26%	22%	22%	18%	20%	19%	19%	16%	16%	22%	22%
Others	24%	23%	25%	24%	22%	22%	32%	31%	33%	36%	43%	43%	30%	30%
TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

EBITDA in the Distribution business, by country, was as follows:

In Chile, EBITDA grew by Ch$ 12,755 million, mainly explained by:

➢  Higher operating margin of Ch$ 14,401 million, due to 5.5% higher physical sales, as a consequence of the increase in the economic activity and lower energy losses.

In Argentina, EBITDA decreased by Ch$ 22,659 million, mainly explained by:

➢  Increase of Ch$ 21,227 million in other fixed operating costs due to higher costs in inputs and services hired for grid repair.

➢  Increase of Ch$ 9,731 million in higher personnel expenses, explained by salary increases under union agreements.

➢  This was partially offset by higher energy sales revenues of Ch$ 41,302 million, due to a higher demand for electricity and higher average sale price.

In Colombia, EBITDA increased by Ch$ 64,179 million, mostly as a result of:

➢  The lower comparison base, due to the effect of the Colombian government equity tax reform, which implied recording in 2011 the entire tax payable during the period 2011-2014, which amounted to Ch$ 28,604 million.

➢  Higher energy sales income of Ch$ 59,751 million, an 8.8% increase, explained by a 3.9% increase in physical sales due to higher demand and higher average energy sales price, expressed in Chilean pesos.

➢  This was partially offset by higher procurement and service costs of Ch$ 29,240 million.

In Peru, EBITDA increased by Ch$ 2,542 million as a result of:

➢  Increase of Ch$ 14,596 million, or 12.3%, in operating margin, due to a 4.4% increase in  physical sales and higher average energy sales price.

➢  This was partially offset by an increase of Ch$ 8,599 million in personnel expenses, due to the one time effect of a provision reversal registered in 2011.

In Brazil, EBITDA decreased by Ch$ 37,017 million as a result of:

➢  Lower operating revenues in Coelce of Ch$ 38,450 million and in Ampla of Ch$ 13,341 million,  due to a lower average energy sale price, partially offset by an increase of 10.1% and 5.8% respectively in physical sales.

Pg. 2

PRESS RELEASE
YE 2012

➢  This was partially offset by a decrease of Ch$ 49,499 million in other variable costs.

Generation and Transmission Business

➢   Operating revenues remained almost constant reaching Ch$ 2,727,263 million, a 1% increase when compared to 2011, due to greater physical sales that more than offset a lower average energy sale price.

➢   Procurement and services costs increased by 14.6% to Ch$ 1,459,307 million as a result of increases in all of its lines, especially in energy purchases costs of Ch$ 86,625 million, fuel consumption costs of Ch$ 39,625 million and transportation expenses of Ch$ 34,857 million.

➢   EBITDA amounted to Ch$ 1,036,719 million, 13.6% lower compared to 2011.

➢   Consolidated electricity generation grew 3.1% to 58,694 GWh, basically explained by better performance in Colombia, Brazil and Argentina.

➢   Consolidated physical sales increased 2.3% to 66,311 GWh, mainly because of Colombia, Argentina, Brazil and Peru.

EBITDA in the Generation business, by country, was as follows:

In Chile, EBITDA decreased by Ch$ 202,658 million, mainly due to:

➢   Lower energy sale revenues of Ch$ 182,872 million due to a decrease in physical sales as a consequence of lower hydro availability and the end of Gasatacama contracts, as well as lower average energy sale prices as a result of reduced contracts indexing to marginal cost in Chile, coupled with the absence of RM88 revenues.

➢   Higher fuel consumption costs of Ch$ 53,099 million, and higher transportation costs of Ch$ 31,731 million.

➢   Higher energy purchases costs of Ch$ 11,349 million due to higher prices in the spot market.

In Argentina, EBITDA decreased by Ch$ 21,469 million due to:

➢   Lower operation revenues of Ch$ 47,625 million, as a consequence of a reduction in average energy sale prices in pesos, partly explained by the non-renewal of regulatory improvements obtained in 2010, which included a higher power payment to Costanera.

➢   Higher personnel expenses of Ch$ 3,422 million mainly due to union agreements and larger personnel staff.

➢   This was partially offset by lower fuel consumption cost of Ch$ 27,834 million due to lower thermal generation.

In Colombia, EBITDA grew by Ch$ 85,355 million, mainly due to,

➢   Increase in operating revenues of Ch$ 81,582 million due to a 8.3% increase in the average energy sale price in pesos, in line with a higher market price in Colombia, and an 7.9% increase in physical sales due to higher hydro generation.

➢   Ch$ 43,533 million decrease in other fixed operating costs due to a lower comparison base as a consequence of the non-recurring effect of the equity tax imposed by the Colombian government, registered in the first quarter of 2011.

➢   This was partially offset by higher procurement and services costs of Ch$ 36,205 million, mainly explained by higher energy purchases costs of Ch$ 19,705 million and greater fuel consumption costs of Ch$ 12.269 million due mainly to greater backup fuel supply requested by the authorities on the occasion of the Summit of the Americas, held in Cartagena in the first quarter of 2012.

Pg. 3

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YE 2012

In Peru, EBITDA decreased by Ch$ 1,388 million due to:

➢   Increase of Ch$ 15,387 million in personnel expenses due to a non-recurring effect registered in June 2011, which implied to reclassify a provision that originated a one-time benefit in personnel expenses.

➢   Higher energy purchases costs of Ch$ 14,743 million and higher fuel consumption of Ch$ 6,107 million partly due to higher thermal generation with diesel as a consequence of maintenances in gas facilities.

➢   The latter was partially offset by a Ch$ 42,283 million grow in operating revenues mainly explained by an 15.0% increase in average sale energy price and higher physical sales of 1.5%.

In Brazil, EBITDA decreased by Ch$ 23,402 million due to:

➢   Higher procurement and services costs of Ch$ 75,706 million, mainly explained by higher energy purchases costs of Ch$ 42,302 million, both, in Central Fortaleza and Cachoeira Dourada, and by higher other variable costs of Ch$ 37,613 million, explained mainly by the effect of a tax provisions reversal (PIS/COFINS) recorded over tolls in CIEN in the year 2011.

➢   This was partially offset by higher energy sale revenues of Ch$ 40,605 million, due to higher thermal generation in Fortaleza and higher hydraulic availability in Cachoeira Dourada and the increase of Ch$ 14,556 million in other services revenues, reflecting the increase in toll charges in CIEN.

Financial Summary

➢  The average nominal interest rate decreased from 9.6% to 8.6%, mainly explained by a lower inflation rate in Chile and better rate conditions in the countries where we operate.

➢  Liquidity, a key consideration in our financial management, continues to be in a very solid position, as shown below on a consolidated basis for Enersis,

•         Cash and cash equivalents                      US$ 2,196 million

•         Committed credit lines available               US$   573 million

•         Non-committed credit lines available        US$  1,607 million

➢  Coverage and protection: In order to mitigate exchange rate and interest rate risks, Enersis has established strict internal rules to protect our cash flows and balance sheet from fluctuations in these variables.

•         Our exchange rate policy is based on cash flows and we strive to maintain a balance between US dollar indexed flows, and assets and liabilities in such currencies. In addition to this policy, we have contracted cross currency swaps for a total amount of US$ 1,470 million and forwards for US$ 28 million as of December 31, 2012.

•         In order to reduce financial results volatility due to changes in market interest rates, we seek to maintain an adequate balance in our debt structure. Thus, as of December 31, 2012, we have contracted interest rate swaps (from variable to fixed rates) for US$ 463 million.

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YE 2012

Market Summary

➢  During 2012, the Chilean Stock Exchange’s main index, “IPSA”,  showed a 3.0% increase. South American markets where the company operates recorded positive results: BOVESPA (Brazil): 7.4%; Merval (Argentina): 15.9%; COLCAP (Colombia): 16.6%, and ISBVL (Peru) : 13.4%.

➢  In Europe, the main Stock Exchanges showed a mixed performance over the last 12 months: IBEX: -4.7%, UKX: 5.8% and FTSE 250: 22.5%. On the other hand, the U.S. market performed positively in line with its economic recovery: S&P 500: 13.4% and Dow Jones Industrial: 7.3% (all yields measured in local currency).

➢  Enersis’ share price showed a small decrease in 2012, falling from Ch$182.6 in December 31, 2011 to Ch$175.8 in December 31, 2012, which represents a 3.7% decrease for the period. This change is mainly attributable to the impact of the capital increase process announced in July 25, 2012, the negative global economic scenario and the poor hydrology suffered in Chile.

➢  On the other hand, Enersis’ ADR showed a positive performance during this year, passing from US$ 17.6 on December 31, 2011, to US$ 18.2 on December 31, 2012. Regarding our share price in Latibex, it rose 4,1%, from € 0.267 to € 0.278.

➢  During 2012, Enersis was again among the most actively traded companies in the local market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of US$ 9.0 million.

Source: Bloomberg

Pg. 5

PRESS RELEASE
YE 2012

Risk Rating Classification Information

Key considerations, among others, for current risk rating of Enersis, are:

•         Its well diversified asset portfolio

•         Strong credit metrics

•         Adequate debt structure

•         Solid liquidity

The Company’s geographic diversification in South America provides a natural hedge against different regulations and weather conditions. Most of Enersis’ operating subsidiaries are financially strong and have leading market positions in the countries where Enersis operates.

Among the main events of the last months, we can highlight the following:

➢  On January 15, 2013, Feller Rate ratified the “AA” local rating of Enersis’ bonds, shares and commercial papers program, also confirming the stable outlook.

➢  On December 19, 2012, Fitch Ratings affirmed both ratings in local and foreign currency of Enersis of "BBB+", as well as its long-term rating on the national scale at 'AA (cl)'. The outlook is "stable".

➢  On October 19, 2012, Standard & Poor's confirmed the international credit risk rating for Enersis of "BBB+" with stable Outlook. This took place on the occasion of the reviews of both Enel SpA and Endesa Spain in previous days, in which both credit risk ratings were affirmed with a downgrade in both Outlook from stable to negative, due to the downgrade applied to Spain.

➢  On September 26, 2012, Humphreys assigned “AA” to Enersis local bonds, “AA/Level 1+” to the commercial papers program and “First Class Level 1” to the company’s shares.

➢  On June 18, 2012, Moody's affirmed the “Baa2 with stable outlook” senior unsecured rating of Enersis.

Current international risk ratings are:

Enersis	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

Local ratings (for securities issued in Chile):

Enersis	Feller Rate	Fitch	Humphrey’s
Shares	1st Class Level 1	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable	AA / Stable

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YE 2012

Table of Contents
Distribution Business	2
Generation and Transmission Business	3
Financial Summary	4
Market Summary	5
Risk Rating Classification Information	6
Table of Contents	7
General Information	9
Simplified Organizational Structure	10
Consolidated Income Statement Analysis	11
Net Income	11
Net Financial Income	13
Sale of Assets	14
Taxes	14
Consolidated Balance Sheet Analysis	14
Assets Under IFRS	14
Book Value and Economic Value of Assets	17
Book Value and Economic Value of Assets	17
Liabilities and Shareholders’ Equity Under IFRS	18
Debt Maturity with Third Parties, Thousand US$	20
Debt Maturity with Third Parties, Million Ch$	20
Evolution Of Key Financial Ratios	21
Under IFRS	22
Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile	23
The Principal Risks associated to the activities of the Enersis Group	24
Argentina	29
Generation	29
Endesa Costanera	29
El Chocón	30
Distribution	31
Edesur	31
Brazil	32
Endesa Brasil	32
Generation	32
Cachoeira Dourada	32
Fortaleza (cgtf)	33
Transmission	34
CIEN	34
Distribution	34
Ampla	35
Coelce	36

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YE 2012

Chile	36
Generation	36
Endesa Chile	36
Distribution	38
Chilectra	38
Colombia	39
Generation	39
Emgesa	39
Distribution	40
Codensa	40
Peru	41
Generation	41
Edegel	41
Distribution	42
Edelnor	42
Market Information	44
Equity Market	44
Conference Call Invitation	48
Disclaimer	49

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PRESS RELEASE
YE 2012

General Information

(Santiago, Chile, Wednesday, January 30, 2013.) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the year ended December 31, 2012. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to the period between December 31, 2011 and December 31, 2012.

Figures as of December 31, 2012 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$ 1 = Ch$ 479.96 for the Balance Sheet, and the average exchange rate for the period of US$ 1 = Ch$ 486.59 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

The consolidation includes the following investment vehicles and companies,

a)    In Chile: Endesa Chile (NYSE: EOC)¹, Chilectra, and Inmobiliaria Manso de Velasco.

b)    Others than Chile: Distrilima (Peru), Endesa Brasil²  (Brazil), Edesur (Argentina) and Codensa (Colombia).

¹    Endesa Chile includes

Chilean subsidiaries

Endesa Eco

Celta

Pehuenche

San Isidro, merged between San Isidro and Pangue, and

Túnel El Melón

non Chilean subsidiaries

Endesa Costanera

El Chocón

Edegel and

Emgesa) and,

jointly controlled companies

GasAtacama

Transquillota and,

HidroAysén.

²     Endesa Brazil includes

Endesa Fortaleza

CIEN

Cachoeira Dourada

Ampla and,

Coelce.

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PRESS RELEASE
YE 2012

Simplified Organizational Structure

ENERSIS

Direct and indirect economic interest

ARGENTINA

	Business	Ownership
Costanera	Gx	41,8%
El Chocón	Gx	39,2%
Edesur	Dx	65,4%
CTM	Tx	54,3%
TESA	Tx	54,3%
CEMSA	Tx	27,0%
Term. Manuel Belgrano	Gx	8,3%
Term. José de San Martín	Gx	8,3%

BRAZIL

	Business	Ownership
Endesa Brasil	Gx, Dx, Tx	54,3%
Cachoeira Dourada	Gx	54,1%
Fortaleza	Gx	54,3%
Ampla	Dx	70,2%
Coelce	Dx	35,2%
CIEN	Tx	54,3%
Investluz	Ox	60,1%

CHILE

	Business	Ownership
Endesa Chile	Gx	60,0%
Endesa Eco	Gx	60,0%
Celta	Gx	60,0%
Pehuenche	Gx	55,6%
San Isidro	Gx	57,3%
Hidroaysén	Gx	30,6%
Chilectra	Dx	99,1%
GNL Quintero	Ox	12,0%
GNL Chile	Ox	20,0%

COLOMBIA

	Business	Ownership
Emgesa	Gx	16,1%
Codensa	Dx	21,7%
DECA	Dx	10,6%
EEC	Dx	8,8%

PERU

	Business	Ownership
Edegel	Gx	37,5%
Edelnor	Dx	57,5%

Gx: Generation
Tx: Transmition / Commercialization
Dx: Distribution
Ox: Pipelines, others

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PRESS RELEASE
YE 2012

Consolidated Income Statement Analysis

Net Income

Enersis’ Net Income attributable to the owners of the controller for December 31, 2012 reached Ch$ 377,351 million, representing a 0.5% increase compared to 2011, which was Ch$ 375,471 million.

Under IFRS

Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	2011	2012	Var 2011-2012	Chg %	2012
Sales	6,254,252	6,260,309	6,057	0.1%	12,865,676
Energy sales	5,805,296	5,793,164	(12,132)	(0.2%)	11,905,637
Other sales	31,746	30,065	(1,681)	(5.3%)	61,788
Other services	417,210	437,080	19,870	4.8%	898,251
Other operating income	280,628	317,358	36,730	13.1%	652,208
Revenues	6,534,880	6,577,667	42,787	0.7%	13,517,884

Energy purchases	(1,762,818)	(1,855,330)	(92,512)	(5.2%)	(3,812,923)
Fuel consumption	(742,639)	(782,264)	(39,624)	(5.3%)	(1,607,644)
Transportation expenses	(393,991)	(469,849)	(75,858)	(19.3%)	(965,595)
Other variable costs	(638,986)	(609,683)	29,303	4.6%	(1,252,970)
Procurements and Services	(3,538,435)	(3,717,125)	(178,691)	(5.0%)	(7,639,133)

Contribution Margin	2,996,446	2,860,542	(135,904)	(4.5%)	5,878,752

Other work performed by entity and capitalized	50,173	48,854	(1,319)	(2.6%)	100,400
Employee benefits expense	(378,552)	(416,345)	(37,793)	(10.0%)	(855,639)
Other fixed operating expenses	(540,698)	(510,126)	30,572	5.7%	(1,048,369)
Gross Operating Income (EBITDA)	2,127,368	1,982,924	(144,444)	(6.8%)	4,075,144
Depreciation and amortization	(424,900)	(442,855)	(17,955)	(4.2%)	(910,119)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(136,157)	(43,105)	93,052	68.3%	(88,586)
Operating Income	1,566,311	1,496,965	(69,346)	(4.4%)	3,076,439

Net Financial Income	(236,585)	(216,189)	20,396	8.6%	(444,293)
Financial income	233,613	264,709	31,096	13.3%	544,009
Financial costs	(465,411)	(453,447)	11,964	2.6%	(931,888)
Gain (Loss) for indexed assets and liabilities	(25,092)	(12,682)	12,411	49.5%	(26,062)
Foreign currency exchange differences, net	20,306	(14,769)	(35,075)	(172.7%)	(30,352)
Gains	80,873	48,761	(32,112)	(39.7%)	100,210
Losses	(60,567)	(63,530)	(2,963)	(4.9%)	(130,562)
Share of profit (loss) of associates accounted for using the equity method	8,466	9,846	1,380	16.3%	20,234
Net Income From Other Investments	1,038	737	(301)	(29.0%)	1,515
Net Income From Sale of Assets	(5,853)	14,094	19,947	340.8%	28,965

Net Income Before Taxes	1,333,377	1,305,453	(27,924)	(2.1%)	2,682,861
Income Tax	(460,837)	(411,891)	48,945	10.6%	(846,485)
NET INCOME ATTRIBUTABLE TO:	872,541	893,562	21,021	2.4%	1,836,376
Owners of parent	375,471	377,351	1,879	0.5%	775,500
Non-controlling interest	497,069	516,211	19,142	3.9%	1,060,876

Earning per share (Ch$ /share and US$ / ADR)	11.5	11.6	0.1	0.5%	1.2

Operating income decreased by Ch$ 69,346 million, 4.4% lower than 2011.

Operating revenues and costs breakdown by business line for the full year period ended December 31, 2011 and December 31, 2012 are:

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YE 2012

Generation and transmission business registered an operating income of Ch$ 801,085 million, representing a Ch$ 193,288 million decrease as compared to 2011. Physical sales increased 2.3%, amounting to 66,311 GWh in 2012.

Table 2
Operating Income by Businesses	Generation and Transmission				Distribution
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2011	2012		2012	2011	2012		2012
Operating Revenues	2,700,026	2,727,263	1.0%	5,604,848	4,447,427	4,460,245	0.3%	9,166,331
Operating Costs	(1,705,652)	(1,926,178)	12.9%	(3,958,523)	(3,854,905)	(3,760,998)	(2.4%)	(7,729,296)
Operating Income	994,374	801,085	(19.4%)	1,646,325	592,522	699,247	18.0%	1,437,035

Operating Income by Businesses	Eliminations and Others				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2011	2012		2012	2011	2012		2012
Operating Revenues	(612,573)	(609,841)	(0.4%)	(1,253,295)	6,534,880	6,577,667	0.7%	13,517,884
Operating Costs	591,988	606,473	2.4%	1,246,374	(4,968,570)	(5,080,703)	2.3%	(10,441,445)
Operating Income	(20,585)	(3,368)	(83.6%)	(6,922)	1,566,311	1,496,965	(4.4%)	3,076,439

Operating income for generation and transmission business line, detailed by country is shown, in the following table:

Table 3	4	3			6	5			8	7
Generation & Transmission	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2011	2012		2012	2011	2012		2012	2011	2012		2012
Operating Revenues	1,257,995	1,156,118	(8.1%)	2,375,959	395,296	347,671	(12.0%)	714,506	309,049	361,855	17.1%	743,655
% of consolidated	47%	42%		42%	15%	13%		13%	11%	13%		13%
Operating Costs	(859,191)	(980,366)	14.1%	(2,014,768)	(361,383)	(341,796)	(5.4%)	(702,430)	(105,556)	(181,111)	71.6%	(372,204)
% of consolidated	50%	51%		51%	21%	18%		18%	6%	9%		9%

Operating Income	398,804	175,752	(55.9%)	361,191	33,914	5,876	(82.7%)	12,075	203,493	180,744	(11.2%)	371,451
	12	11			10	9
Generation & Transmission	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2011	2012		2012	2011	2012		2012	2011	2012		2012
Operating Revenues	239,841	282,124	17.6%	579,799	498,569	580,151	16.4%	1,192,279	2,700,026	2,727,263	1.0%	5,604,848
% of consolidated	9%	10%		10%	18%	21%		21%	100%	100%
Operating Costs	(135,187)	(181,072)	33.9%	(372,124)	(245,061)	(242,490)	(1.0%)	(498,346)	(1,705,652)	(1,926,178)	12.9%	(3,958,523)
% of consolidated	8%	9%		9%	14%	13%		13%	100%	100%

Operating Income	104,655	101,053	(3.4%)	207,675	253,508	337,661	33.2%	693,933	994,374	801,085	(19.4%)	1,646,325

Distribution business showed a Ch$ 106,724 million higher operating income, totaling Ch$ 699,247 million. Physical sales amounted to 73,103 GWh, representing an increase of 3,572 GWh, or 5.1%. Our clients base increased by 359 thousand of new clients, amounting over 14 million customers.

Operating Income for distribution business line, detailed by country, is as follows:

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YE 2012

Table 4	4	3			6	5			8	7
Distribution	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2011	2012		2012	2011	2012		2012	2011	2012		2012
Operating Revenues	1,046,191	984,738	(5.9%)	2,023,754	279,725	321,242	14.8%	660,190	1,976,716	1,880,665	(4.9%)	3,864,988
% of consolidated	24%	22%		22%	6%	7%		7%	44%	42%		42%
Operating Costs	(926,506)	(851,364)	(8.1%)	(1,749,653)	(416,895)	(375,344)	(10.0%)	(771,377)	(1,622,070)	(1,575,943)	(2.8%)	(3,238,750)
% of consolidated	24%	23%		23%	11%	10%		10%	42%	42%		42%

Operating Income	119,685	133,375	11.4%	274,101	(137,170)	(54,102)	(60.6%)	(111,187)	354,646	304,721	(14.1%)	626,238
	12	11			10	9
Distribution	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2011	2012		2012	2011	2012		2012	2011	2012		2012
Operating Revenues	329,309	385,013	16.9%	791,248	815,487	888,586	9.0%	1,826,150	4,447,427	4,460,245	0.3%	9,166,331
% of consolidated	7%	9%		9%	18%	20%		20%	100%	100%
Operating Costs	(259,410)	(314,945)	21.4%	(647,249)	(630,025)	(643,402)	2.1%	(1,322,267)	(3,854,905)	(3,760,998)	(2.4%)	(7,729,296)
% of consolidated	7%	8%		8%	16%	17%		17%	100%	100%

Operating Income	69,900	70,069	0.2%	143,999	185,462	245,184	32.2%	503,883	592,522	699,247	18.0%	1,437,035

Net Financial Income

The Company’s net financial income as of December 31, 2012 totaled a loss of Ch$ 216,189 million, 8.6% lower than in 2011. The latter is mainly explained by:

Higher financial expense of Ch$ 31,096 million, as a consequence of the actualization in Brazil of unamortized assets at the end of the concession in Ampla and Coelce to new replacement value depreciated by Ch$ 112,275 million, partially offset by lower actualization of accounts receivable to Celg, in Cachoeira Dourada by Ch$ 24,308 million, due to lower revenues by cash deposits of Ch$ 14.984 million, lower revenues from the pension plans assets in Brazil by Ch$ 9,967 million, lower revenues at Endesa Eco for update of the Put option in Canela of Ch$ 6,618 million and lower financial revenues in Endesa Costanera for the account receivable from CAMMESA of Ch$ 2,586 billion.

Lower financial revenues of Ch$ 11,964 million as a result of decreases in CIEN of Ch$ 21,972 million, due to lower average debt in the period and lower bill updates, in Ampla of Ch$ 19,387 million due to lower contingency update, in Endesa Fortaleza of Ch$ 9,617 million and in Investluz of Ch$ 7,539 million for higher costs in 2011. The latter was partially offset by increases in Coelce of Ch$ 22,071 million, for bills and litigation updates, in Edesur of Ch$ 20,521 for higher interests costs and account receivables to CAMMESA.

Lower adjustment units expenses of Ch$ 12,410 million due to the effect of the UF [1]  change mainly over UF denominated debt in some companies in Chile. This as a result of the 2012 period where the UF increased its value by 1.3% compared with the 2.6% increase during last year.

The latter was partially offset by:

Higher exchange rate expense of Ch$ 35,074 million, mainly explained by losses due to exchange rate variation in cash and cash equivalent of Ch$ 7,613 million and in debtors and other accounts receivable in US dollars of Ch$ 19,067 million and losses in other non-financial assets of Ch$ 8,989 million.

[1] Unidad de Fomento: Chilean inflation-indexed, peso-denominated monetary unit

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YE 2012

Sale of Assets

Net income from sales of assets presented a positive variation of Ch$ 19,947 million, due mainly to the recognition in 2011 of the loss effects on the sale of CAM and Synapsis amounting to Ch$ 10,734 million and higher profits due to the sale of land this year in Coelce and Inmobiliaria Manso de Velasco of Ch$ 5,656 million.

Taxes

Income tax on companies presents a lower expense of Ch$ 48,946 million due mainly by decreases in Endesa Chile of Ch$ 60,964 million, Endesa Costanera of Ch$ 16,423 million, Edesur of Ch$ 15,183 million, Enersis of Ch$ 13,539 million, Cachoeira Dourada of Ch$ 10,262 billion, San Isidro of Ch$ 9,735 million, Coelce of Ch$ 8,302 billion, CIEN of Ch$ 7,213 million and Chilectra of Ch$ 6,880 million. This is partially offset by increases in Pehuenche of Ch$ 43,834 million, in Emgesa of Ch$ 16,872 million, Codensa of Ch$ 9,714 million and Edegel of Ch$ 3,526 million.

Consolidated Balance Sheet Analysis

Assets Under IFRS

Table 5
ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2011	As of December 31, 2012	Var 2011-2012	Chg %	As of December 31, 2012

CURRENT ASSETS
Cash and cash equivalents	1,219,921	857,380	(362,541)	(29.7%)	1,786,357
Other current financial assets	939	194,501	193,562	20608.8%	405,244
Other current non-financial assets	72,466	105,920	33,453	46.2%	220,685
Trade and other current receivables	977,602	869,205	(108,398)	(11.1%)	1,810,994
Accounts receivable from related companies	35,283	33,029	(2,254)	(6.4%)	68,816
Inventories	77,926	83,479	5,554	7.1%	173,930
Current tax assets	141,828	211,005	69,177	48.8%	439,630
Non-current assets (or disposal groups) classified as held for sale	-	-	-		-
Total Current Assets	2,525,965	2,354,518	(171,447)	(6.8%)	4,905,656

NON-CURRENT ASSETS
Other non-current financial assets	37,355	439,116	401,761	1075.5%	914,901
Other non-current non-financial assets	109,501	87,822	(21,679)	(19.8%)	182,978
Trade accounts receivables and other receivables, net	443,328	202,978	(240,351)	(54.2%)	422,905
Investment accounted for using equity method	13,193	12,177	(1,017)	(7.7%)	25,370
Intangible assets other than goodwill	1,467,398	1,203,136	(264,263)	(18.0%)	2,506,741
Goodwill	1,476,404	1,399,877	(76,528)	(5.2%)	2,916,653
Property, plant and equipment, net	7,242,731	7,243,620	889	0.0%	15,092,133
Investment properties	38,056	46,923	8,867	23.3%	97,764
Deferred tax assets	379,939	327,667	(52,271)	(13.8%)	682,697
Total Non-Current Assets	11,207,906	10,963,315	(244,591)	(2.2%)	22,842,144

TOTAL ASSETS	13,733,871	13,317,834	(416,037)	(3.0%)	27,747,799

Total Assets decreased Ch$ 416,037 million, mainly due to:

➢  Ch$ 171,447 million decrease in current assets, equivalent to 6.8%, as a result of:

❖  Ch$ 362,541 million decrease in cash and cash equivalents mainly due to: Ch$ 193,067 million for payment of UF bonds series F and K and dividend payments in Endesa Chile, in Enersis of Ch$ 125,359 million, dividend payment of Ch$ 187,734 million, interest payments associated to dollar denominated bonds of Ch$ 23,953 million and other payments of Ch$ 13,463 million; in Coelce of Ch$ 55,615 million, in Chilectra of Ch$ 19,748 million and in Chocon of Ch$ 11,552 million. It was partially offset by increase in Emgesa of Ch$ 51,512 million, for higher fundraising.

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YE 2012

❖  Decrease in trade receivables of Ch$ 108,398 million, explained by decreases in Endesa Costanera of Ch$ 34,189 million, due to the reduction of the account receivable to CAMMESA, in CIEN of Ch$ 16,278 million, due to conversion effect and lower customer billing, in Ampla of Ch$ 15,829 million due to conversion effect offset by lower customer billing, in Pehuenche of Ch$ 12,999 million, due to lower customer billing and in Cachoeira Dourada of Ch$ 10,695 million, due to conversion effect and billing to Celg. Tha latter was partially offset by increase in Endesa Chile of Ch$ 2,258 million.

The latter was partially offset by:

❖  Increase in other financial assets of Ch$ 193,562 million, primarily due to investments in financial assets at fair value with changes in results whose maturity is greater than 90 days, primarily in Endesa Brasil of Ch$ 83,611 million, in Codensa of Ch$25,828 million, in Emgesa of Ch$ 24,393 million, in Endesa Fortaleza of Ch$ 16,430 million, in Endesa Cachoeira of Ch$ 15,419 million, in Coelce of Ch$ 14,460 million and in Ampla of Ch$ 7,226 million.

❖  Increase in current tax assets of Ch$ 69,177 million, mainly due to the increase in Endesa Chile of Ch$ 81,885 million, explained by largest remnant of VAT tax credit and credit for tax losses, partially offset by the decrease in Pehuenche of Ch$ 10,076 million by less PPM paid and in San Isidro of Ch$ 4,418 million for use of the remaining VAT.

❖  Increase in other current non-financial assets of Ch$ 33,453 million, mainly due to the increase in Coelce of Ch$ 16,981 billion, by greater investment in research and development programmes, and Ampla of Ch$ 14,311 million.

➢  Ch$ 244,591 million decrease in non-current assets equivalent to 2.2%, mainly due to:

❖  Decrease in non-tangible assets other than goodwill of Ch$ 264,263 million, mainly explained by the effect of the reclassification to other non-current financial assets of Ch$ 120,598 million, because in the second quarter of 2012 the Brazilian electricity regulator, changed the depreciation period for the assets of the electricity distribution concessions; to the reduction of Ch$ 102,471 million due to amortization of the period and the conversion effect of Ch$ 216,860 million approximately. The above partially offset by new investments of Ch$ 178,120 million.

❖  Decrease in non-current trade accounts receivables of Ch$ 264,263 million, due mainly to the effect of the application in Brazil of the Act N° 12,793 from January 11th, 2013, which confirmed that the VNR - new replacement value - should be used for the payment of compensation for unamortized distribution assets at the end of the concession. As a consequence, distribution companies must adjust accordingly the compensation financial asset balance to its VNR as of  31/12/2012 and the counterpart to financial result. The financial asset must be reclassified as other financial assets available for sale, whose effect of reclassification in Ampla and Coelce amounts to Ch$ 170,229 and Ch$ 99,644, respectively. Additionally in Cachoeira Dourada there’s a decrease in account receivable to Celg due to transfers to short-term of Ch$ 18,226 million and a decrease in Chocón of Ch$ 5,760 million by conversion effect, billings of the Foninvemem, offset by new deductions in subsection C.

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YE 2012

❖  Reduction of goodwill of Ch$ 76,528 million, corresponding mainly to the effect of conversion from local currencies to Chilean peso.

This was partially offset by:

❖  Decrease in other non-current financial assets of Ch$ 401,761 million that correspond mainly to the reclassification carried out from fees receivable according to the application of the law N° 12,793 by Ch$ 269,873 million and recognition of VNR update to December 31, 2012 of Ch$ 112,275 million. In addition, an increase in hedge derivatives assets of Ch$ 20,206 million.

Book Value and Economic Value of Assets

Regarding the more important assets, the following should be mentioned:

Properties, Plants and Equipment are valued at their purchase cost, net of the corresponding accumulated depreciation and impairment loss they have been subject to. Properties, Plants and Equipment, net of their residual value, if applicable, are linearly depreciated by distributing the cost of their different elements along the estimated years of useful life, which is the period that the companies expect to use them. The useful life is reviewed regularly.

The goodwill value generated by consolidation represents the acquisition cost surplus on the Group’s stake in terms of the reasonable value of assets and liabilities, including the identifiable contingent liabilities of a subsidiary at the time of acquisition.  Goodwill is not amortized. Instead, at the closing of each accounting period an assessment is made of whether any impairment has occurred during the period that could reduce its recoverable value to an amount below the registered net cost, proceeding in this event to make a timely impairment adjustment (See Note 3.e to the Consolidated Financial Statements).

Throughout the fiscal year and in particular at the date of closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In the event of any such indication, an estimate of the recoverable sum of said asset is made to determine, if applicable, the depreciated amount. If this involves identifiable assets that do not originate independent cash flows, the recoverability of the Cash Generating Unit that the asset belongs to is estimated, understanding as such the smaller group of identifiable assets that generate independent cash incomes.

Assets expressed in foreign currency are expressed at the prevalent exchange rate at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long term maturities.  These operations are adjusted according to prevalent market equity conditions.

In summary, assets are valued according to the International Financial Reporting Standards, whose criteria are expressed in Note 3 of the Consolidated Financial Statements.

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YE 2012

Liabilities and Shareholders’ Equity Under IFRS

Table 6
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2011	As of December 31, 2012	Var 2011-2012	Chg %	As of December 31, 2012

CURRENT LIABILITIES
Other current financial liabilities	672,082	670,182	(1,900)	(0.3%)	1,396,329
Trade and other current payables	1,235,064	1,213,260	(21,805)	(1.8%)	2,527,835
Accounts payable to related companies	157,178	146,827	(10,350)	(6.6%)	305,916
Other short-term provisions	99,703	91,131	(8,572)	(8.6%)	189,871
Current tax liabilities	235,853	173,137	(62,717)	(26.6%)	360,732
Current provisions for employee benefits	-	-	-		-
Other current non-financial liabilities	60,653	86,575	25,922	42.7%	180,381
Liabilities (or disposal groups) classified as held for sale	-	-	-		-
Total Current Liabilities	2,460,534	2,381,112	(79,421)	(3.2%)	4,961,064

NON-CURRENT LIABILITIES
Other non-current financial liabilities	3,271,355	2,928,120	(343,235)	(10.5%)	6,100,758
Non-current payables	14,305	14,257	(47)	(0.3%)	29,705
Accounts payable to related companies	-	-	-		-
Other-long term provisions	202,574	177,079	(25,495)	(12.6%)	368,945
Deferred tax liabilities	508,438	519,026	10,588	2.1%	1,081,394
Non-current provisions for employee benefits	277,526	265,068	(12,458)	(4.5%)	552,271
Other non-current non-financial liabilities	102,985	69,403	(33,583)	(32.6%)	144,601
Total Non-Current Liabilities	4,377,183	3,972,953	(404,230)	(9.2%)	8,277,675

SHAREHOLDERS' EQUITY
Issued capital	2,824,883	2,824,883	-	0.0%	5,885,663
Retained earnings (losses)	2,232,969	2,421,279	188,310	8.4%	5,044,751
Share premium	158,760	158,760	-	0.0%	330,777
Other equity changes	-	-	-		-
Reserves	(1,320,883)	(1,511,123)	(190,240)	(14.4%)	(3,148,435)
			-
Equity Attributable to Shareholders of the Company	3,895,729	3,893,799	(1,930)	(0.0%)	8,112,756
Equity Attributable to Minority Interest	3,000,425	3,069,970	69,545	2.3%	6,396,304
Total Shareholders' Equity	6,896,154	6,963,769	67,615	1.0%	14,509,060

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	13,733,871	13,317,834	(416,037)	(3.0%)	27,747,799

The Company’s total liabilities and shareholders’ equity decreased by Ch$ 416,037 million, compared to the period ended on December 31, 2011, due to Ch$ 404,230 million decrease in non-current liabilities and Ch$ 79,421 million in current liabilities. This was partially offset by a Ch$ 67,615 million increase in  shareholders’ equity.

➢  Current liabilities decreased by Ch$ 79,421 million, equivalent to 3.2%, mainly due to:

❖  Decrease of current taxes liabilities of Ch$ 62,716 million mainly due to decline in Chilectra of Ch$ 20,035 million, lower tax provision and lower VAT in Coelce of Ch$ 14,373 million, due to conversion and ICMS payment, in Cachoeira Dourada of Ch$ 14,027 million due to payments of taxes, in Edegel by Ch$ 10,454 million and CIEN of Ch$ 5,624 million. Partially offset by increase in Pehuenche of Ch$ 8,027 million.

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YE 2012

❖  Decrease in trade and other current payables of Ch$ 21,805 million due mainly to reductions in dividends payable of Ch$ 43,755 million, accounts payable to fiscal institutions of Ch$ 12,268 million and social programs obligations of Ch$ 11,324 million. This is partially offset by increases in obligations with energy suppliers of Ch$ 12,655 million and increases in fuel and gas suppliers of Ch$ 8,755 million.

➢  Non-Current liabilities decreased by Ch$ 404,230 million, equivalent to 9,2%, mainly explained by:

❖  Decrease in other non-current financial liabilities (borrowings and derivatives) of Ch$ 343,235 million, mainly in Endesa Chile of Ch$ 325,934 million due to UF bonds transferred to short term and debt in dollars exchange rate effects, in Coelce of Ch$ 63,328 million due to transfer to the short-term and conversion effect, in Codensa of Ch$ 61,309 million due to conversion effects and transfer to short-term, Endesa Costanera of Ch$ 49,749 million due to transfer to short-term, Edegel by Ch$ 30,399 million due to transfer to short-term, Edesur of Ch$ 23,012 million for conversion effects and transfer to short-term, in Chocón of Ch$ 17,152 million driven by the payment of loans and reclassification to short-term, Endesa Fortaleza of Ch$ 10,139 million, due to conversion effects and transfer to short-term and Edelnor by Ch$ 4,924 million because of conversion effect. This is partially offset by increases in Emgesa of Ch$ 224,888 million for the refinancing of the short-to long-term loans and Ampla of Ch$ 23,891 million due to the new issuance of a bond and a bank loan.

❖  Decrease in other non-current non-financial liabilities of Ch$ 33,583 million mainly due to decreases in Emgesa of Ch$ 10,460 million due to transfer to short-term of equity tax, Codensa of Ch$ 6,727 million due to transfer to short-term equity tax, in CIEN of Ch$ 4,343 million, in Cachoeira of Ch$ 2,751 million, San Isidro of Ch$ 2,569 million due to transfer of Mitsubishi installment to short-term share and Gas Atacama of Ch$ 1,925 million.

❖  Decrease in other long-term provisions of Ch$ 25,495 million, mainly due to decrease in Ampla of Ch$ 44,330 million driven by the reverse of Enertrade provision, partially offset by a increase in Coelce of Ch$ 15,601 million explained by increase in provisions for fines and litigation.

Equity increased by Ch$ 67,615 million with respect to the same period of 2011:

❖  The equity attributable to shareholders of the Company decreased by Ch$ 1,930 million, explained mainly by the effect of the payment of dividends for the period of Ch$ 188,298 million, partly offset by the comprehensive result of the period of Ch$ 187,170 million, which is composed of a result of the parent company of Ch$ 377,351 million, negative conversion reserves during the period of Ch$ 217,343 million, positive hedge reserves of Ch$ 27,904 million and other reserves of Ch$ 743 million.

❖  Non-controlling interest increased by Ch$ 69,545 million, explained mainly by the effect of the comprehensive result of the period of Ch$ 373,232 million, which decomposes by an increase in the result of the parent company in Ch$ 516,211 million,  negative other comprehensive result of the period of Ch$ 142,980 million and a decrease in other equity changes of Ch$ 303,687 million.

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YE 2012

Debt Maturity with Third Parties, Thousand US$

Table 7
(Thousand US$)	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	443,422.7	751,319.4	225,783.6	472,400.0	19,232.8	963,401.0	2,875,559.5
Enersis	5,265.8	610,823.0	5,888.7	456,712.1	6,585.4	35,503.8	1,120,778.8
Chilectra	0.1	-	-	-	-	-	0.1
Endesa Chile	438,156.8	140,496.4	219,894.9	15,687.9	12,647.5	927,897.2	1,754,780.6
Argentina	286,537.1	42,192.7	7,143.6	-	-	-	335,873.4
Edesur	56,504.7	6,115.6	-	-	-	-	62,620.3
Costanera	193,727.8	12,594.1	-	-	-	-	206,321.9
Chocón	36,030.1	23,483.0	7,143.6	-	-	-	66,656.7
Hidroinvest	274.6	-	-	-	-	-	274.6
CTM	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-
Peru	118,608.4	119,371.7	89,124.4	93,275.3	84,709.3	204,712.5	709,801.6
Edelnor	64,738.8	65,568.5	52,905.9	33,411.8	35,034.1	121,828.6	373,487.6
Edegel	53,869.6	53,803.2	36,218.5	59,863.5	49,675.2	82,883.8	336,313.9
Brazil	218,731.2	163,526.3	138,771.0	211,935.1	208,308.0	250,692.1	1,191,963.7
Endesa Brasil	-	-	-	-	-	-	-
Coelce	92,817.6	94,674.6	41,102.1	92,555.0	66,708.1	83,621.6	471,478.9
Ampla	111,605.7	53,507.3	81,212.9	111,711.2	133,302.8	163,193.5	654,533.3
Cachoeira	-	-	-	-	-	-	-
Cien	-	-	-	-	-	-	-
Fortaleza	14,307.9	15,344.4	16,456.0	7,669.0	8,297.1	3,877.0	65,951.5
Colombia	146,941.8	221,498.3	164,382.8	105,001.4	340,547.7	1,144,138.5	2,122,510.6
Codensa	146,941.8	141,384.3	-	82,002.9	221,407.8	45,243.0	636,979.8
Emgesa	-	80,114.0	164,382.8	22,998.5	119,139.9	1,098,895.5	1,485,530.7
TOTAL	1,214,241	1,297,908	625,205	882,612	652,798	2,562,944	7,235,709

Debt Maturity with Third Parties, Million Ch$

Table 7.1
(Million Ch$)	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	212,825	360,603	108,367	226,733	9,231	462,394	1,380,154
Enersis	2,527	293,171	2,826	219,204	3,161	17,040	537,929
Chilectra	0	-	-	-	-	-	0
Endesa Chile	210,298	67,433	105,541	7,530	6,070	445,354	842,224
Argentina	137,526	20,251	3,429	-	-	-	161,206
Edesur	27,120	2,935	-	-	-	-	30,055
Costanera	92,982	6,045	-	-	-	-	99,026
Chocón	17,293	11,271	3,429	-	-	-	31,993
Hidroinvest	132	-	-	-	-	-	132
CTM	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-
Peru	56,927	57,294	42,776	44,768	40,657	98,254	340,676
Edelnor	31,072	31,470	25,393	16,036	16,815	58,473	179,259
Edegel	25,855	25,823	17,383	28,732	23,842	39,781	161,417
Brazil	104,982	78,486	66,605	101,720	99,980	120,322	572,095
Endesa Brasil	-	-	-	-	-	-	-
Coelce	44,549	45,440	19,727	44,423	32,017	40,135	226,291
Ampla	53,566	25,681	38,979	53,617	63,980	78,326	314,150
Cachoeira	-	-	-	-	-	-	-
Cien	-	-	-	-	-	-	-
Fortaleza	6,867	7,365	7,898	3,681	3,982	1,861	31,654
Colombia	70,526	106,310	78,897	50,396	163,449	549,141	1,018,720
Codensa	70,526	67,859	-	39,358	106,267	21,715	305,725
Emgesa	-	38,452	78,897	11,038	57,182	527,426	712,995
TOTAL	582,787	622,944	300,074	423,618	313,317	1,230,111	3,472,851

Pg. 19

PRESS RELEASE
YE 2012

Evolution Of Key Financial Ratios

Table 8
Indicator	Unit	As of Dec 31, 2011	As of December 31, 2012	Var 2011-2012	Chg %
Liquidity	Times	1.03	0.99	(0.04)	(3.9%)
Acid ratio test *	Times	0.99	0.95	(0.04)	(4.0%)
Working capital	Million Ch$	65,431	(26,594)	(92,025)	(140.6%)
Working capital	Thousand US$	136,327	(55,408)	(191,735)	(140.6%)
Leverage **	Times	0.99	0.91	(0.08)	(8.1%)
Short-term debt	%	36.0	37.0	1.00	2.8%
Long-term debt	%	64.0	63.0	(1.00)	(1.6%)
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 8.1
Indicator	Unit	2011	2012	Var 2011-2012	Chg %
Financial expenses coverage *	Times	4.5	4.1	(0.40)	(8.9%)
Op. income / Op. rev.	%	24.0	22.8	(1.2)	(5.0%)
ROE **	%	9.8	9.7	(0.2)	(1.5%)
ROA **	%	6.5	6.6	0.1	1.2%
* EBITDA / Financial costs
** Annualized figures

The liquidity ratio as of December 31, 2012 was 0.99 times, showing a 0.04 pp decrease compared to December 31, 2011. This reflects a stable company with a solid liquidity position, fulfilling its financial liabilities, financing its investments with cash generation and a comfortable debt maturity structure.

The leverage ratio is 0.91 times as of December 31, 2012, reducing by 8.1% compared to December 31,  2011.

The financial expenses coverage shows a fall of 0.4 times, equivalent to 8.8%, moving from 4.52 times as of December 31, 2011 to 4.12 times as of December 31, 2012. This is the result of the increase in the company’s financial cost in this period and the decrease in EBITDA.

The profitability indicator, operating income over operating revenues, fell 5.0% to 22.8% as of December 31, 2012.

On the other hand, the annualized return on equity of the shareholders of the Company is 9.7%, with a fall of 1.5% compared to December 31, 2011 when it was 9.8%. This was consequence of the lower result reported for the annualized period, compensated by the increase of the equity of the owners.

The annualized return on assets moved from 6.5% as of December 31, 2011 to 6.6% in December 31, 2012 as a result of the decline in the company’s assets, partially offset by a lower result for the annualized present period.

Pg. 20

PRESS RELEASE
YE 2012

Consolidated Statements of Cash Flows Analysis

Under IFRS

Table 9
CASH FLOW	(Million Ch$)				(Thousand US$)
	2011	2012	Var 2011-2012	Chg %	2012

Collection classes provided by operating activities
Proceeds from sales of goods and services	7,725,639	7,496,003	(229,636)	(3.0%)	15,405,173
Cash receipts from royalties, fees, commissions and other revenue	86,290	92,758	6,468	7.5%	190,629
Receipts from contracts held for purposes of dealing or trading	-	-	-		-
Receipts from premiums and claims, annuities and other benefits from policies written	-	-	-		-
Other cash receipts from operating activities	256,467	391,975	135,508	52.8%	805,555
Types of payments
Payments to suppliers for goods and services	(3,942,239)	(3,934,574)	7,665	0.2%	(8,086,016)
Payments from contracts held for dealing or trading	-	-	-		-
Payments to and on behalf of employees	(358,459)	(409,540)	(51,080)	(14.2%)	(841,652)
Payments for premiums and claims, annuities and other policy benefits underwritten	(5,742)	(9,398)	(3,656)	(63.7%)	(19,314)
Other payments for operating activities	(1,545,841)	(1,352,330)	193,511	12.5%	(2,779,198)
Dividends paid	(0)	-	0	(100.0%)	-
Dividends received	-	0	0		0
Payments of interest classified as operating	-	0
Proceeds of interest received classified as operating	-	(0)	(0)		(0)
Income taxes refund (paid)	(361,092)	(457,738)	(96,646)	(26.8%)	(940,706)
Other inflows (outflows) of cash	(156,576)	(256,517)	(99,941)	(63.8%)	(527,173)
Net cash flows from (used in) operating activities	1,698,446	1,560,639	(137,808)	(8.1%)	3,207,297

Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	12,662	-	(12,662)	(100.0%)	-
Cash flows used for control of subsidiaries or other businesses	-	-	-		-
Acquisitions of associates	-	-	-		-
Other cash receipts from sales of equity or debt instruments of other entities	-	-	-		-
Other payments to acquire equity or debt instruments of other entities	-	-	-		-
Other proceeds from the sale of interests in joint ventures	-	-	-		-
Cash flows used for the purchase of non-controlling	-	-	-		-
Loans to related companies	(26)	-	26	(100.0%)	-
Proceeds from sales of property, plant and equipment	6,049	918	(5,130)	(84.8%)	1,887
Purchase of property, plant and equipment	(495,959)	(527,631)	(31,672)	(6.4%)	(1,084,343)
Proceeds from sales of intangible assets	8,966	-	(8,966)	(100.0%)	-
Acquisitions of intangible assets	(187,864)	(187,491)	373	0.2%	(385,315)
Proceeds from other long term assets.	41	306	264	643.2%	628
Purchase of other long-term assets	(2,183)	(2,860)	(676)	(31.0%)	(5,877)
Other inflows (outflows) of cash	-	-	-		-
Prepayments and third party loans	-	-	-		-
Proceeds from prepayments reimbursed and third party loans	-	-	-		-
Payments arising from futures contracts, forwards, options and swap	-	0	0		0
Cash receipts from futures contracts, forwards, options and swap	-	0	0		0
Proceeds from related	-	-	-		-
Dividends received	4,025	7,540	3,514	87.3%	15,495
Proceeds of interest received classified as operating	19,612	56,688	37,076	189.0%	116,500
Income taxes refund (paid)	-	-	-		-
Other inflows (outflows) of cash	10,707	(195,751)	(206,458)	(1928.2%)	(402,292)
Net cash flows from (used in) investing activities	(623,970)	(848,281)	(224,311)	(35.9%)	(1,743,318)
Proceeds from shares issue	-	-	-		-
Proceeds from issuance of other equity instruments	-	-	-		-
Payments to acquire or redeem the shares of the entity	-	(0)	(0)		(0)
Payments for other equity interests	-	-	-		-
Total loan amounts from	646,273	508,818	(137,455)	(21.3%)	1,045,681
Proceeds from term loans	525,078	400,798	(124,280)	(23.7%)	823,686
Proceeds from short-term loans	121,195	108,020	(13,175)	(10.9%)	221,994
Repayments of borrowings	9,129	-	(9,129)	(100%)	-
Payments of loans	(629,404)	(651,209)	(21,805)	(3.5%)	(1,338,312)
Payments of finance lease liabilities	(11,479)	(25,492)	(14,013)	(122.1%)	(52,389)
Repayment of loans to related companies	-	-	-		-
Proceeds from government grants	-	-	-		-
Dividends paid	(648,107)	(547,082)	101,025	15.6%	(1,124,318)
Payments of interest classified as operating	(248,097)	(254,328)	(6,231)	(2.5%)	(522,673)
Income taxes refund (paid)	-	(0)	(0)		(0)
Other inflows (outflows) of cash	(9,744)	(42,791)	(33,047)	(339.2%)	(87,941)
Net cash flows from (used in) financing activities	(891,430)	(1,012,084)	(120,654)	(13.5%)	(2,079,952)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	183,047	(299,726)	(482,773)	(263.7%)	(615,973)

Effect of exchange rate changes on cash and cash equivalents	75,519	(62,815)	(138,334)	(183.2%)	(129,092)

Increase (decrease) in cash and cash equivalents	258,566	(362,541)	(621,107)	(240.2%)	(745,065)

Cash and cash equivalents at beginning of period	961,355	1,219,921	258,566	26.9%	2,507,082

Cash and cash equivalents at end of period	1,219,921	857,380	(362,541)	(29.7%)	1,762,017

Pg. 21

PRESS RELEASE
YE 2012

The company generated a negative net cash flow during the period of Ch$ 299,726 million, compounded by the following:

Operating activities for this period generated a net positive flow of Ch$ 1,560,639 million, a fall of 8.1% compared to 2011. This flow is mainly composed of cash receipts from sales and royalties of Ch$ 7,588,761 million and other operating flows of Ch$ 391,975 million, offset by payments to suppliers of Ch$ 3,934,574 million, payment to employees of Ch$ 409,540 million and other operation payments of Ch$ 2,075,984 million.

Investment activities generated a negative net cash flow of Ch$ 848,281 million, a decrease in cash of 35.9% or Ch$ 224,311 million compared to 2011. These disbursements relate mainly to the acquisition of properties, plant and equipment of Ch$ 526,712 million,  the incorporation of intangible assets (IFRIC 12 in Brazil) of Ch$ 187,491 million, and other  investment disbursements of Ch$ 198,305 million, partially compensated by interests received of Ch$ 56,687 million and other investment amounts of Ch$ 7,540 million.

Financing activities generated a net negative cash flow of Ch$ 1,012,084 million, mainly for loan payments of Ch$ 676,701 million, payment of dividends of Ch$ 547,082 million, interest payments of Ch$ 254,328 and other financing disbursements of Ch$ 42,791 million. This was partially offset by loan drawings of Ch$ 508,818 million.

Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile

Table 10
Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012
Argentina	1,503.3	-	-	-	-	-	101.8	-	1,605.1	-
Peru	-	-	77,896.4	55,514.8	-	-	-	-	77,896.4	55,514.8
Brazil	-	-	345,810.2	19,000.2	-	-	-	-	345,810.2	19,000.2
Colombia	-	-	27,664.4	126,373.0	-	-	-	-	27,664.4	126,373.0
Others	-	-	-	-	-	-	-	-	-	-
Total	1,503.3	-	451,371.1	200,888.0	-	-	101.8	-	452,976.2	200,888.0

Source: Internal Financial Report

Pg. 22

PRESS RELEASE
YE 2012

Table 11
	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	2011	2012	2012	2011	2012	2012
Endesa Chile	264,883	261,759	537,946	170,051	186,803	383,902
Cachoeira	686	8,209	16,870	7,280	6,318	12,984
Endesa Fortaleza	7,530	4,028	8,278	8,051	6,472	13,301
Cien	310	3,220	6,617	11,122	13,568	27,884
Chilectra S.A.	19,947	47,435	97,485	21,777	21,650	44,493
Edesur	82,014	85,540	175,795	13,244	13,709	28,174
Edelnor	37,704	48,450	99,570	20,002	22,458	46,154
Ampla (*)	131,519	112,415	231,026	56,424	57,535	118,241
Coelce (*)	51,309	74,774	153,669	41,649	34,675	71,261
Codensa	77,456	67,251	138,209	59,957	63,168	129,818
Cam Ltda.(**)	46	-	-	294	-	-
Inmobiliaria Manso de Velasco Ltda.	2,311	274	563	259	245	504
Synapsis (***)	488	-	-	478	-	-
Enersis holding and investment companies	991	1,463	3,007	1,208	1,292	2,655
Total	677,194	714,818	1,469,036	411,796	427,893	879,371
(*) Includes concessions intangible assets.

The Principal Risks associated to the activities of the Enersis Group

Commercial and Regulatory Risk

The Group’s activities are subject to a broad range of governmental standards and environmental regulations. Any modification of such standards and regulations may affect the Group’s activities, economic situation and operating results.

The Group’s distribution activity is subject to a wide range of rules regarding tariffs and other issues that govern their activities in each of the countries where it operates and which could modify distribution subsidiaries operating results.

The Group’s generation activity is subject to existing hydrological and weather conditions in the geographic zones in which the Group’s hydroelectric generating plants are located. Commercial policies have been planned in order to moderate the possible impact of changes in these variables.

Group’s activities are subject to certain environmental regulation which Enersis fulfills constantly. Modifications applied on such regulations may affect the operations, economic condition or the results of these operations.

Enersis and its operating subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtaining permits, licenses and other authorizations and the fulfillment of all requirements of those licenses, permits and norms. As any other regulated company, Enersis cannot guarantee:

•        The approval from regulators of environmental impact studies.

•        That public opposition may not cause delays or modifications to any proposed project and

Pg. 23

PRESS RELEASE
YE 2012

•        That laws or regulations may not change or be interpreted in a manner that could adversely affect the operations or the plans for companies in which Enersis or its subsidiaries hold investments.

The group’s commercial activity has been planned to moderate possible impacts resulting from changes in hydrological conditions.

Enersis group’s operations include hydroelectric generation and therefore depend on the hydrological conditions at any time in the broad geographical zones where its hydroelectric generation installations are located. If hydrological conditions produce droughts or other conditions that negatively affect hydroelectric generation, the results could be adversely affected. Enersis has therefore defined as an essential part of its commercial policy not to contract 100% of its total capacity. The electricity business is also affected by atmospheric conditions like average temperatures which govern consumption. The different weather conditions can produce differences in the margin obtained by the business.

Financial situation and the results from operations could be adversely affected if risk exposure weren’t efficiently managed in regards to interest rates, prices of commodities, and exchange rates.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities pegged to a variable interest rate.

In compliance with our current interest rate hedging policy, the portion of fixed and/or hedged debt to the total net debt was 61% as of December 31, 2012 on a consolidated basis.

Depending on the Group’s estimates and debt structure objectives, hedging transactions take place hiring derivatives that mitigate these risks. Instruments currently used to accomplish the policy, are interest rate swaps.

The structure of Enersis’ financial debt sort by fixed, protected and variable interest rate, and after derivatives, is as follows:

Net Position:

	Dec. 31 2012	Dec. 31 2011
	%	%
Fixed Interest Rate	61%	62%
Variable Interest Rate	39%	38%
Total	100%	100%

Exchange Rate Risk

The exchange rate risks are mainly related to the following transactions:

  Foreign currency debts raised by Group’s companies.
  Payments to be made on international markets for the acquisition of projects related materials.
  Group companies’ incomes directly linked to the evolution of the dollar, and
  Incoming cash flows from our subsidiaries abroad exposed to exchange rate fluctuations.

Pg. 24

PRESS RELEASE
YE 2012

In order to mitigate exchange rate risks, Enersis’ exchange rate hedging policy is based on cash flows and it strives to maintain a balance between dollar indexed flows and the asset and liability levels in such currency.  Cross currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy looks to refinance debts in each company’s functional currency.

Commodities Risk

Enersis is exposed to price fluctuation risk on some commodities, basically through

  Fuel purchases for the electricity generation and also,
  Energy transactions in the local markets.

In order to reduce risks in extreme drought conditions, the company has designed a trading policy that defines sales commitment levels consistent with its generating plants’ firm energy in a dry year, including risk mitigation clauses in some unregulated clients’ contracts.

In view of the operative conditions by the electricity generation market in Chile has experienced, like extreme drought and rising oil prices, the company has decided to hire a derivative to place a cap on the Brent price for consumption. As of December 31, 2012 there are no outstanding coverage instruments and instruments taken in the past have been specific and for no considerable monetary amounts. Market and operative conditions will be constantly analyzed to adjust the volume hedged or take new hedges for the following months.

Liquidity Risk

In engaging committed long term credit facilities and short term financial investments the Group maintains a consistent liquidity policy, for the amounts required to support projected needs for the period, contingent with the situation and the expectations in the debt and capital markets.

As of December 31, 2012, the Enersis Group held liquidity in the amount of Ch$ 857,380 million in Cash and Cash Equivalent and Ch$ 240,683 million in committed long term credit lines. As of December 31st, 2011, the Enersis Group held liquidity in the amount of Ch$ 1,219,921 million in Cash and Cash Equivalent and Ch$ 238,832 million in committed long term credit lines.

Credit Risk

Credit risk in accounts receivable, originating from trading activities, has been historically very limited given that the short term collection conditions with customers doesn’t allow them to individually accumulate significant amounts. Additionally, in the case of the so-called “unregulated clients” of our electricity generation and distribution business, a formal procedure is applied to control the credit risk, using a systematic evaluation of our counterparties, index definition and credit risk factors by virtue of which the contracts are approved or additional guarantee requirements are defined.

Furthermore, in our electricity generating business, in the event of non-payment, some countries allow power supply cut-offs, and in almost all contracts a lack of payment is established as cause for contract termination. For this purpose, credit risks are constantly monitored and the maximum amounts exposed to payment risks are measured, which are limited.

Pg. 25

PRESS RELEASE
YE 2012

In turn, in our electricity distribution business, the energy supply cut-off is a power held by our companies in case of default by our customers, applied in accordance with the applicable regulation in each country, enabling the credit risk evaluation and control process, which is also limited.

Surplus cash flow investments are placed in prime national and foreign financial entities (with an investment grade equivalent risk rating) with limits established for each entity.

In the selection of banks for investment, the Group considers those that hold two investment grade classifications, according to the three main international rating agencies (Moody’s, S&P and Fitch Ratings).

Positions are backed up by treasury bonds from the country of operations and instruments issued by the most reputable banks, favoring, wherever possible, the first ones.

Derivatives are engaged with highly solvent entities; about 80% of operations are conducted with entities that hold an A- or higher rating.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial derivatives positions in order to guarantee that the risk taken by the company remains consistent with the risk exposure defined by Management, thus restricting the volatility of its financial results.

The positions portfolio used in the calculations of the current Value at Risk is comprised of debt and financial derivatives.

The calculated Value at Risk represents the possible value loss of the aforementioned positions portfolio over one day time horizon with 95% of confidence.

The volatility of the risk variables that affect the value of the positions portfolio has been studied, including:

  The U.S. dollar Libor interest rate.
  The usual banking local indexes for debts, taking into account the different currencies our companies operate under, and
  The exchange rates of the different currencies involved in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price return, has been applied to simulate the future price scenario.

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The various debt positions and financial derivatives included in the calculation have been valued consistently using the financial capital calculation methodology reported to Management.

Pg. 26

PRESS RELEASE
YE 2012

Taking in consideration the above mentioned hypotheses, the breakdown for VaR in every mentioned type of positions is the following:

Financial Positions	Dec. 31 2012	Dec. 31 2011
	Th Ch$	Th Ch$
Interest Rate	16,015,372	41,560,004
Exchange Rate	2,344,016	3,602,591
Correlation	(638,396)	(310,050)
Total	17,720,992	44,852,545

Other Risks

A portion of Enersis and Endesa Chile’s debt is subject to cross default provisions.  If certain defaults in debt of certain specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile and Enersis, and under certain scenarios, debts at the holding company level could be accelerated.

Nonpayment – after any applicable grace period – of the debts of Enersis and Endesa Chile, and in the case of Enersis, its subsidiaries Endesa Chile and Chilectra, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could give rise to a cross default of several bank revolving debt facilities at the Endesa Chile and Enersis levels. Furthermore, some of these debt facilities are also subject to cross acceleration provisions in the event of a default in other debt of the companies mentioned above, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million.

Similarly, nonpayment – after any given applicable grace period - of the debts of Enersis and Endesa Chile or any of their Chilean subsidiaries, in single indebtedness in default with a principal in excess of US$ 30 million, could potentially give rise to a cross default of Enersis and Endesa Chile Yankee bonds.

Finally, in the case of local bonds of Enersis and Endesa Chile, prepayment is triggered only as a result of a default of the Issuer.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from risk rating agencies could trigger prepayments. Nevertheless, a modification in the Feller Rate and Fitch Ratings Chile local debt risk classification could trigger a change in the applicable margin to determine the interest rate, in the local committed credit lines executed in 2009.

Pg. 27

PRESS RELEASE
YE 2012

Argentina

  Generation

In Argentina, the operating income for the period amounted to Ch$ 5,876 million, representing an 82.7% drop when compared to 2011. This is primarily explained by lower operating income of Ch$ 47,625 million, due to a 12.8% reduction in energy sales revenues. The foregoing was partially offset by a Ch$ 34,227 million reduction in procurement and service costs, mainly explained by a decrease of 9.8% in fuel consumption.

EBITDA from operations in Argentina amounted to Ch$ 29,093 million; namely, 42.5% lower compared to that recorded in 2011.

Endesa Costanera

Endesa Costanera’s operating income decreased by Ch$ 28,568 million, showing a negative result of Ch$ 22,088 million in 2012. This is explained by a 13.7% reduction in operating revenues, due to lower energy sales revenues of Ch$ 49,706 million and by a 16.1% reduction in the average energy sale price. This was partially offset by a Ch$ 30,673 million reduction in procurement and service  costs, mainly due to a 9.8% reduction in fuel consumption and a reduction of Ch$ 3,053 million in transportation costs. Physical sales reached 8,655 GWh, 1.9% higher than in 2011.

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 8.6% decrease in Chilean pesos in 2012, when compared to 2011.

Table 12
Endesa Costanera	Million Ch$				Thousand US$
	2011	2012	Var 2011-2012	Chg%	2012
Operating Revenues	341,824	295,140	(46,684)	(13.7%)	606,547
Procurement and Services	(298,842)	(268,169)	30,673	10.3%	(551,119)
Contribution Margin	42,982	26,971	(16,012)	(37.3%)	55,428
Other Costs	(23,247)	(28,952)	(5,705)	(24.5%)	(59,500)
Gross Operating Income (EBITDA)	19,735	(1,981)	(21,717)	(110.0%)	(4,072)
Depreciation and Amortization	(13,256)	(20,107)	(6,851)	(51.7%)	(41,322)
Operating Income	6,480	(22,088)	(28,568)	(440.9%)	(45,394)
Figures may differ from those accounted under Argentine GAAP.

Table 12.1
Endesa Costanera	2011	2012	Var 2011-2012	Chg%
GWh Produced	8,397	8,488	91	1.1%
GWh Sold	8,493	8,655	161	1.9%
Market Share	7.3%	7.1%	(0.2) pp.

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YE 2012

El Chocón

El Chocón’s operating income reached Ch$ 24,865 million, reflecting a 4.7% increase when compared to 2011. This result is mainly explained by a 19.9% decrease in energy purchases costs. Physical sales increased 10.7%, resulting from increased hydro generation in the period.

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 8.6% decrease in Chilean pesos in 2012, when compared to 2011.

Table 13
El Chocón	Million Ch$				Thousand US$
	2011	2012	Var 2011-2012	Chg%	2012
Operating Revenues	48,341	49,193	852	1.8%	101,097
Procurement and Services	(16,876)	(14,147)	2,729	16.2%	(29,074)
Contribution Margin	31,466	35,046	3,580	11.4%	72,024
Other Costs	(4,903)	(7,595)	(2,693)	(54.9%)	(15,609)
Gross Operating Income (EBITDA)	26,563	27,451	888	3.3%	56,415
Depreciation and Amortization	(2,821)	(2,586)	234	8.3%	(5,315)
Operating Income	23,742	24,865	1,122	4.7%	51,100
Figures may differ from those accounted under Argentine GAAP.

Table 13.1
El Chocón	2011	2012	Var 2011-2012	Chg%
GWh Produced	2,404	2,801	397	16.5%
GWh Sold	2,888	3,197	309	10.7%
Market Share	2.5%	2.6%	0.2 pp.

Pg. 29

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YE 2012

Distribution

Edesur

Our distribution subsidiary Edesur, showed a 60.6% drop in operating income, showing for this period losses of Ch$ 54,102 million. The negative evolution of the company results are the consequence of increased operating costs derived from the country’s inflation rate, without the corresponding tariff increases because of the delay in fulfilling certain clauses of the Minutes of Agreement executed with the National Government of Argentina, especially the semi-annual recognition of tariff adjustments incorporated into the Cost Monitoring Mechanism (MMC, in its Spanish acronym) and the implementation of an Integral Tariff Review (RTI, in its Spanish acronym) as provided in such Minutes, all of which is heavily impacting Edesur’s financial balance.

Operating revenues increased by Ch$ 41,517 million, 14,8% higher compared to last year. This is mainly explained by the increase in energy sales revenues by Ch$ 41,302 million. The latter was offset by a Ch$ 34,825 million increase in energy purchases and a Ch$21,227 increase in other operation fixed costs.

Physical sales increased by 2.9% reaching 17,738 GWh. The energy losses in this period were 10.6% and the number of clients remained in 2.4 million.

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 8.6% decrease in Chilean pesos in 2012, when compared to 2011.

Table 14
Edesur	Million Ch$				Thousand US$
	2011	2012	Var 2011-2012	Chg%	2012
Operating Revenues	279,725	321,242	41,517	14.8%	660,190
Procurement and Services	(141,880)	(175,422)	(33,542)	(23.6%)	(360,513)
Contribution Margin	137,845	145,820	7,975	5.8%	299,677
Other Costs	(153,578)	(184,213)	(30,634)	(19.9%)	(378,579)
Gross Operating Income (EBITDA)	(15,733)	(38,393)	(22,659)	(144.0%)	(78,901)
Depreciation and Amortization	(121,437)	(15,710)	105,727	87.1%	(32,286)
Operating Income	(137,170)	(54,102)	83,067	60.6%	(111,187)
Figures may differ from those accounted under Argentine GAAP.

Table 14.1
Edesur	2011	2012	Var 2011-2012	Chg%
Customers (Th)	2,389	2,389	0	0.0%
GWh Sold	17,233	17,738	505	2.9%
Clients/Employee	838	810	(28)	(3.4%)
Energy Losses %	10.5%	10.6%	0.1%

Pg. 30

PRESS RELEASE
YE 2012

Brazil

Endesa Brasil

Operating Income amounted to Ch$ 480,773 million, 13.4% lower than the Ch$ 555,424 million reported in 2011.

Table 15
Endesa Brasil	(Million Ch$)				(Thousand US$)
	2011	2012	Var 2011-2012	Chg %	2012
Sales	1,973,427	1,968,532	(4,896)	(0.2%)	4,045,565
Other operating income	194,395	164,219	(30,176)	(15.5%)	337,489
Total Revenues	2,167,822	2,132,750	(35,072)	(1.6%)	4,383,054
Procurements and Services	(1,227,078)	(1,261,579)	(34,501)	(2.8%)	(2,592,694)
Contribution Margin	940,745	871,171	(69,573)	(7.4%)	1,790,360
Other Costs	(253,335)	(246,233)	7,102	2.8%	(506,038)
Gross Operating Income (EBITDA)	687,409	624,938	(62,471)	(9.1%)	1,284,322
Depreciation and Amortization	(125,087)	(119,521)	5,565	4.4%	(245,630)
Reversal of impairment profit (loss) recognized in profit or loss	(6,899)	(24,644)	(17,745)	(257.2%)	(50,646)
Operating Income	555,424	480,773	(74,651)	(13.4%)	988,046
Net Financial Income	(39,338)	25,137	64,475	163.9%	51,659
Financial income	171,883	212,631	40,747	23.7%	436,981
Financial expenses	(225,561)	(187,474)	38,088	16.9%	(385,281)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	14,340	(20)	(14,360)	(100.1%)	(41)
Gains	17,950	5,780	(12,170)	(67.8%)	11,879
Losses	(3,610)	(5,800)	(2,191)	(60.7%)	(11,920)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	(0)	(0)		(0)
Net Income from Other Investments	-	(0)	(0)		(0)
Net Income from Sales of Assets	-	1,983	1,983		4,076
Net Income before Taxes	516,086	507,893	(8,193)	(1.6%)	1,043,780
Income Tax	(128,503)	(129,497)	(994)	(0.8%)	(266,132)
NET INCOME	387,583	378,396	(9,187)	(2.4%)	777,648
Net Income Attributable to Owners of the Company	285,159	265,750	(19,409)	(6.8%)	546,148
Net Income Attributable to Minority Interest	102,424	112,646	10,222	10.0%	231,501

Generation

In Brazil, the operating income of our subsidiaries amounted to Ch$ 180,744 million, 11.2% lower than in 2011, when operating results amounted to Ch$ 203,493 million.

Cachoeira Dourada

The operating income of Cachoeira Dourada was Ch$ 105,124 million, 16.4% higher than for 2011 period. This is mainly explained by 22.5% of higher energy sales revenues, reaching Ch$ 155,195 million and 4,345 GWh sold, and higher average sale price of 12.4%. This was partially offset by an increase in energy purchases costs of Ch$ 10,788 million.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 13.9% reduction in Chilean pesos in December 2012 when compared to December 2011.

Pg. 31

PRESS RELEASE
YE 2012

Table 16
Cachoeira	Million Ch$				Thousand US$
	2011	2012	Var 2011-2012	Chg%	2012
Operating Revenues	126,646	155,195	28,549	22.5%	318,944
Procurement and Services	(26,356)	(37,918)	(11,562)	(43.9%)	(77,926)
Contribution Margin	100,290	117,277	16,987	16.9%	241,018
Other Costs	(6,512)	(5,764)	748	11.5%	(11,846)
Gross Operating Income (EBITDA)	93,778	111,513	17,735	18.9%	229,173
Depreciation and Amortization	(3,497)	(6,389)	(2,892)	(82.7%)	(13,131)
Operating Income	90,281	105,124	14,842	16.4%	216,041
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Cachoeira	2011	2012	Var 2011-2012	Chg%
GWh Produced	3,121	3,722	601	19.3%
GWh Sold	3,986	4,344	358	9.0%
Market Share	0.9%	1.0%	0.0 pp.

Fortaleza (cgtf)

The operating income of Endesa Fortaleza (CGTF) amounted to Ch$ 41,872 million, evidencing a 14.9% decrease as compared to the previous year. This is mainly explained by an increase in energy purchases costs of 97.7%, due to a 135.7% increase in average energy purchase price. This was  partially offset by an increase in operating revenues of Ch$ 9,700 million, due to Ch$ 12,056 million increase in energy sales revenues.

Physical sales of the period reached 2,947 GWh, 3.7% more than last year.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 13.9% reduction in Chilean pesos in December 2012 when compared to December 2011.

Table 17
Fortaleza	Million Ch$				Thousand US$
	2011	2012	Var 2011-2012	Chg%	2012
Operating Revenues	129,485	139,186	9,700	7.5%	286,043
Procurement and Services	(65,271)	(81,777)	(16,506)	(25.3%)	(168,062)
Contribution Margin	64,215	57,408	(6,806)	(10.6%)	117,981
Other Costs	(6,906)	(9,013)	(2,106)	(30.5%)	(18,522)
Gross Operating Income (EBITDA)	57,308	48,396	(8,912)	(15.6%)	99,459
Depreciation and Amortization	(8,122)	(6,524)	1,598	19.7%	(13,408)
Operating Income	49,186	41,872	(7,315)	(14.9%)	86,052
Figures may differ from those accounted under Brazilian GAAP.

Table 17.1
Fortaleza	2011	2012	Var 2011-2012	Chg%
GWh Produced	1,033	1,454	421	40.7%
GWh Sold	2,842	2,947	105	3.7%
Market Share	0.7%	0.7%	(0.0) pp.

Pg. 32

PRESS RELEASE
YE 2012

Transmission

CIEN

Our transmission subsidiary, CIEN, showed a decrease in operating income of Ch$ 31,841 million, reaching Ch$ 36,940 million. This is explained because 2011 results were positively impacted by a provision reversal for accounts receivable considered not recoverable for Ch$20.936 million and another one, amounting to Ch$27.827 million, corresponding to sales tax that does not apply in 2012.

Operating revenues increased by Ch$ 12,605 million, due to the fully registration of toll charges during this year (RAP – Permitted Annual Remuneration) of Ch$ 72,523 million, whereas 2011 figures only include this item since the end of April.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 13.9% reduction in Chilean pesos in December 2012 when compared to December 2011.

Table 18
Cien (*)	Million Ch$				Thousand US$
	2011	2012	Var 2011-2012	Chg%	2012
Operating Revenues	59,918	72,523	12,605	21.0%	149,043
Procurement and Services	34,182	(12,289)	(46,471)	(136.0%)	(25,256)
Contribution Margin	94,100	60,234	(33,866)	(36.0%)	123,787
Other Costs	(9,252)	(9,226)	26	0.3%	(18,960)
Gross Operating Income (EBITDA)	84,849	51,008	(33,841)	(39.9%)	104,827
Depreciation and Amortization	(11,181)	(14,068)	(2,887)	(25.8%)	(28,911)
Reversal of impairment profit (loss) recognized in profit or loss	(4,887)	-	4,887	(100.0%)	-
Operating Income	68,781	36,940	(31,841)	(46.3%)	75,916
Figures may differ from those accounted under Brazilian GAAP.

Pg. 33

PRESS RELEASE
YE 2012

Distribution

In Brazil, the operating income of our distribution subsidiaries amounted to Ch$ 304,721 million, which is 14.1% lower than that obtained in the previous year.

Ampla

Ampla’s operating income amounted to Ch$ 173,716 million, which compared to previous year,  represents a 0.0% variation.  Operating revenues decreased by Ch$43,032 million, mainly due to lower energy sales revenues of Ch$ 20,330 million and lower other revenues of Ch$ 13,341 million. This was offset by Ch$ 50,813 million reduction in procurement and services costs, explained by Ch$ 49,959 lower energy purchases costs.

Physical sales grew by 5.8%, reaching 10,816 GWh. Energy losses dropped by 0.1 p.p., going from 19.7% to 19.6%.  The number of Ampla’s clients increased by 69 thousand, thus exceeding 2.7 million clients.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 13.9% reduction in Chilean pesos in December 2012 when compared to December 2011.

Table 19
Ampla	Million Ch$				Thousand US$
	2011	2012	Var 2011-2012	Chg%	2012
Operating Revenues	1,117,269	1,074,237	(43,032)	(3.9%)	2,207,685
Procurement and Services	(759,227)	(708,414)	50,813	6.7%	(1,455,874)
Contribution Margin	358,043	365,823	7,781	2.2%	751,810
Other Costs	(125,512)	(115,336)	10,176	8.1%	(237,029)
Gross Operating Income (EBITDA)	232,531	250,487	17,956	7.7%	514,781
Depreciation and Amortization	(56,424)	(57,535)	(1,111)	(2.0%)	(118,241)
Reversal of impairment profit (loss) recognized in profit or loss	(2,449)	(19,236)	(16,787)	(685.3%)	(39,533)
Operating Income	173,657	173,716	59	0.0%	357,008
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Ampla	2011	2012	Var 2011-2012	Chg%
Customers (Th)	2,644	2,712	69	2.6%
GWh Sold	10,223	10,816	593	5.8%
Clients/Employee	2,227	2,383	156	7.0%
Energy Losses %	19.7%	19.6%	(0.0) pp.

Pg. 34

PRESS RELEASE
YE 2012

Coelce

Coelce’s operating income decreased by 27.6% reaching Ch$ 131,005 million. This  performance is mostly due to a Ch$ 53,019 million decrease in  operating revenues, mainly due to lower energy sales revenues of Ch$ 38,450 million explained by a 14.9% reduction in average energy sale price. This was partially offset by a Ch$ 12,531 reduction in other procurement and services costs and an increase of 10.1% in physical sales.

Physical sales amounted to 9,877 GWh.  Energy losses increased by 0.7 p.p. up to 12.6%.  Coelce’s number of clients expanded by 114 thousand, reaching more than 3.3 million clients.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 13.9% reduction in Chilean pesos in December 2012 when compared to December 2011.

Table 20
Coelce	Million Ch$				Thousand US$
	2011	2012	Var 2011-2012	Chg%	2012
Operating Revenues	859,446	806,427	(53,019)	(6.2%)	1,657,304
Procurement and Services	(537,909)	(539,169)	(1,261)	(0.2%)	(1,108,057)
Contribution Margin	321,538	267,258	(54,280)	(16.9%)	549,247
Other Costs	(95,477)	(96,170)	(693)	(0.7%)	(197,641)
Gross Operating Income (EBITDA)	226,061	171,088	(54,973)	(24.3%)	351,606
Depreciation and Amortization	(45,073)	(40,083)	4,989	11.1%	(82,375)
Operating Income	180,988	131,005	(49,983)	(27.6%)	269,231
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Coelce	2011	2012	Var 2011-2012	Chg%
Customers (Th)	3,224	3,338	114	3.5%
GWh Sold	8,970	9,878	908	10.1%
Clients/Employee	2,463	2,683	220	8.9%
Energy Losses %	11.9%	12.6%	0.7 pp.

Pg. 35

PRESS RELEASE
YE 2012

Chile

Generation

Endesa Chile

Consolidated Income Statement of Endesa Chile

Table 21
Endesa Chile	(Million Ch$)				(Thousand US$)
	2011	2012	Var 2011-2012	Chg %	2012
Sales	2,387,451	2,301,821	(85,630)	(3.6%)	4,730,515
Other operating income	17,039	67,565	50,526	296.5%	138,854
Total Revenues	2,404,490	2,369,386	(35,104)	(1.5%)	4,869,369
Procurements and Services	(1,217,260)	(1,328,703)	(111,443)	(9.2%)	(2,730,641)
Contribution Margin	1,187,230	1,040,684	(146,547)	(12.3%)	2,138,728
Other Costs	(213,340)	(206,834)	6,506	3.0%	(425,068)
Gross Operating Income (EBITDA)	973,890	833,850	(140,041)	(14.4%)	1,713,659
Depreciation and Amortization	(176,447)	(190,523)	(14,076)	(8.0%)	(391,547)
Reversal of impairment profit (loss) recognized in profit or loss	(9,473)	(11,117)	(1,645)	(17.4%)	(22,847)
Operating Income	787,971	632,209	(155,761)	(19.8%)	1,299,265
Net Financial Income	(121,295)	(146,034)	(24,738)	(20.4%)	(300,116)
Financial income	28,039	14,922	(13,117)	(46.8%)	30,667
Financial expenses	(137,535)	(149,225)	(11,690)	(8.5%)	(306,675)
Income (Loss) for indexed assets and liabilities	(5,333)	(991)	4,342	81.4%	(2,037)
Foreign currency exchange differences, net	(6,467)	(10,740)	(4,273)	(66.1%)	(22,072)
Gains	21,212	16,346	(4,867)	(22.9%)	33,593
Losses	(27,679)	(27,086)	593	2.1%	(55,664)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	123,033	116,945	(6,088)	(4.9%)	240,336
Net Income from Other Investments	1,038	657	(381)	(36.7%)	1,351
Net Income from Sales of Assets	973	735	(237)	(24.4%)	1,511
Net Income before Taxes	791,719	604,513	(187,206)	(23.6%)	1,242,346
Income Tax	(210,565)	(185,470)	25,094	11.9%	(381,163)
NET INCOME	581,155	419,043	(162,112)	(27.9%)	861,182
Net Income Attributable to Owners of the Company	446,874	234,335	(212,539)	(47.6%)	481,587
Net Income Attributable to Minority Interest	134,281	184,708	50,427	37.6%	379,596

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

Lower revenues of Ch$ 101,877 million during 2012 were primarily due to a 11.9% reduction in average energy sales price as a result of reduced contracts indexing to marginal cost in Chile, coupled with the absence of RM88 revenues (Ch$ 68,340 million in 2011). Additionally, physical energy sales decreased by 3.6% as a result of Gasatacama contracts end and reduced water availability.

In addition, there were higher fuel costs of Ch$ 53,099 million due primarily to increased LNG generation, coupled with higher transportation costs of Ch$ 31,731 million explained by higher toll costs related to the drought in the central-south zone of the country. Energy purchases costs increased by Ch$ 11,349 million due to higher energy purchase prices in the spot market.

Since this, operating income decreased by 55.9%, totaling Ch$ 175,752 million, while EBITDA of the business in Chile reached Ch$ 284,301 million in 2012, representing a decrease of 41.6% compared to the previous year.

Pg. 36

PRESS RELEASE
YE 2012

Table 22
Chilean Electricity Business	Million Ch$				Thousand US$
	2011	2012	Var 2011-2012	Chg%	2012
Operating Revenues	1,257,995	1,156,118	(101,877)	(8.1%)	2,375,959
Procurement and Services	(679,799)	(764,220)	(84,422)	(12.4%)	(1,570,563)
Contribution Margin	578,197	391,898	(186,299)	(32.2%)	805,396
Other Costs	(91,237)	(107,596)	(16,359)	(17.9%)	(221,123)
Gross Operating Income (EBITDA)	486,959	284,301	(202,658)	(41.6%)	584,273
Depreciation and Amortization	(88,155)	(108,549)	(20,394)	(23.1%)	(223,082)
Operating Income	398,804	175,752	(223,052)	(55.9%)	361,191

Table 22.1
Chilean Electricity Business	2011	2012	Var 2011-2012	Chg%
GWh Produced	20,722	20,194	(527)	(2.5%)
GWh Sold	22,070	21,277	(793)	(3.6%)
Market Share	38.0%	34.8%	(3.2) pp.

Pg. 37

PRESS RELEASE
YE 2012

Distribution

Chilectra

In Chile, our subsidiary Chilectra showed an operating income of Ch$ 133,375 million, which represents an increase of 11.4% when compared to 2011.  This better performance is mainly due to a better margin in energy sales of Ch$ 14,401 million, due to a reduction of Ch$ 85,415 million in energy purchases cost.. The above was partially offset by a decrease in operating revenues of Ch$ 61,453 million, a 5.9% less than in 2011, which is explained by a 8.2% decrease in energy sales revenues.

Energy losses were 5.5%, the same as in 2011. Physical energy sales increased by 5.6%, reaching 14,445 GWh.

The number of clients expanded by 21 thousand clients, reaching more than 1.65 million during the present period.

Table 23
Chilectra	(Million Ch$)				(Thousand US$)
	2011	2012	Var 2011-2012	Chg %	2012
Sales	1,035,360	974,543	(60,817)	(5.9%)	2,002,801
Other operating income	10,831	10,195	(635)	(5.9%)	20,953
Total Revenues	1,046,191	984,738	(61,453)	(5.9%)	2,023,754
Procurements and Services	(803,854)	(728,001)	75,854	9.4%	(1,496,128)
Contribution Margin	242,337	256,738	14,401	5.9%	527,626
Other Costs	(87,869)	(89,515)	(1,646)	(1.9%)	(183,965)
Gross Operating Income (EBITDA)	154,468	167,222	12,755	8.3%	343,662
Depreciation and Amortization	(25,533)	(27,216)	(1,683)	(6.6%)	(55,932)
Reversal of impairment profit (loss) recognized in profit or loss	(9,250)	(6,631)	2,619	28.3%	(13,628)
Operating Income	119,685	133,375	13,690	11.4%	274,101
Net Financial Income	10,648	9,224	(1,424)	(13.4%)	18,956
Financial income	15,874	10,291	(5,583)	(35.2%)	21,150
Financial expenses	(4,383)	(2,281)	2,102	48.0%	(4,688)
Income (Loss) for indexed assets and liabilities	42	1,205	1,163	2764.4%	2,476
Foreign currency exchange differences, net	(885)	9	893	101.0%	18
Gains	798	746	(53)	(6.6%)	1,532
Losses	(1,683)	(737)	946	56.2%	(1,514)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	14,077	58,069	43,991	312.5%	119,338
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	(4)	(173)	(169)	(3924.9%)	(356)
Net Income before Taxes	144,406	200,494	56,088	38.8%	412,039
Income Tax	(33,615)	(24,733)	8,882	26.4%	(50,829)
NET INCOME	110,791	175,761	64,970	58.6%	361,210
Net Income Attributable to Owners of the Company	110,791	175,761	64,970	58.6%	361,209
Net Income Attributable to Minority Interest	-	-	-	-	-
Table 23.1
Chilectra	2011	2012	Var 2011-2012	Chg%
Customers (Th)	1,638	1,659	21	1.3%
GWh Sold	13,697	14,445	748	5.5%
Clients/Employee	2,301	2,261	(40)	(1.7%)
Energy Losses %	5.5%	5.4%	(0.1) pp.

Pg. 38

PRESS RELEASE
YE 2012

Colombia

Generation

Emgesa

The operating income of our generation subsidiary in Colombia amounted to Ch$ 337,661 million in this period, increasing by Ch$ 84,153 million or by the equivalent of 29.4% compared to 2011. The main effect comes from the impact of the one-time effect of the Equity Tax, which entailed registering –on January 1, 2011- the total amount payable under this concept during the entire 2011-2014 periods.

Operating revenues also showed a good performance, reaching Ch$ 580,151 million, a 16.4% increase compared to 2011, mainly explained by a 16.8% increase in energy sales revenues. This was partially offset by a Ch$ 36,205 million increase in procurement and services costs, 26.8% higher than 2011, mainly due to higher energy purchases of Ch$ 19,705 million and higher fuel consumption of Ch$ 12,269 million, representing a 66.8% and 51.2% increase respectively compared to last year.

Physical energy sales grew by 7.9% reaching 16,304 GWh and EBITDA in Emgesa grew by 29.4% in the period, reaching Ch$ 376,127 million.

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was positive, resulting in a 3.4% increase in Chilean pesos in 2012, when compared to 2011.

Table 24
Emgesa	Million Ch$				Thousand US$
	2011	2012	Var 2011-2012	Chg%	2012
Operating Revenues	498,569	580,151	81,582	16.4%	1,192,279
Procurement and Services	(134,978)	(171,183)	(36,205)	(26.8%)	(351,801)
Contribution Margin	363,591	408,968	45,377	12.5%	840,478
Other Costs	(72,819)	(32,841)	39,977	54.9%	(67,493)
Gross Operating Income (EBITDA)	290,773	376,127	85,355	29.4%	772,986
Depreciation and Amortization	(37,264)	(38,466)	(1,202)	(3.2%)	(79,053)
Operating Income	253,508	337,661	84,153	33.2%	693,933
Figures may differ from those accounted under Colombian GAAP.

Table 24.1
Emgesa	2011	2012	Var 2011-2012	Chg%
GWh Produced	12,090	13,294	1,204	10.0%
GWh Sold	15,112	16,304	1,193	7.9%
Market Share	18.8%	19.2%	0.4 pp.

Pg. 39

PRESS RELEASE
YE 2012

Distribution

Codensa

In Colombia, Codensa’s operating income during this period was Ch$ 245,180 million, an increase of Ch$ 59,718 million, equivalent to 25.7%. The main effect arose from the impact of the reform on Equity Taxes, which entailed registering –on January 1, 2011- the total amount payable under this concept during the entire 2011-2014 period. Additionally, during the period operating revenues increased 9.0%, reaching Ch$ 888,586 million, explained by Ch$ 59,751 million higher energy sales revenues, a 8.8% increase compared to 2011.

The latter was partially offset by higher procurement and service costs, mainly explained by a Ch$ 23,113 million increase in energy purchases costs, equivalent to 6.8%.

Physical sales grew by 3.9%, reaching 13,364 GWh in the period. Energy losses dropped by 0.6 p.p. to 7.5% and the number of clients increased by 96 thousand, exceeding 2.7 million.

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was positive, resulting in a 3.4% increase in Chilean pesos in 2012, when compared to 2011.

Table 25
Codensa	Million Ch$				Thousand US$
	2011	2012	Var 2011-2012	Chg%	2012
Operating Revenues	815,487	888,586	73,100	9.0%	1,826,150
Procurement and Services	(451,192)	(480,431)	(29,240)	(6.5%)	(987,343)
Contribution Margin	364,295	408,155	43,860	12.0%	838,807
Other Costs	(114,377)	(94,062)	20,314	17.8%	(193,309)
Gross Operating Income (EBITDA)	249,918	314,093	64,174	25.7%	645,498
Depreciation and Amortization	(64,456)	(68,913)	(4,457)	(6.9%)	(141,624)
Operating Income	185,462	245,180	59,718	32.2%	503,874
Figures may differ from those accounted under Colombian GAAP.

Table 25.1
Codensa	2011	2012	Var 2011-2012	Chg%
Customers (Th)	2,617	2,713	96	3.7%
GWh Sold	12,857	13,364	507	3.9%
Clients/Employee	2,377	2,407	30	1.3%
Energy Losses %	8.1%	7.5%	(0.6) pp.

Pg. 40

PRESS RELEASE
YE 2012

Peru

Generation

Edegel

In Peru, the operating income of our generation subsidiary amounted to Ch$ 101,053 million in this period, a 3.4% decrease when compared to that registered in 2011. This lower result is explained mainly by an increase in payroll expenses of Ch$15,387 million, due to a provision reversion made on June 2011 which caused a positive result of Ch$ 2,657 million in payroll expenses in 2011 period, compared to the negative result of Ch$ 12,729 million in this period. The provision reversion was due to the transition to IFRS.

Operating revenues showed a 17.6% growth compared to 2011, mainly due to a Ch$ 39,630 million increase in energy sales. This was partially offset by higher energy purchases of Ch$ 14,743 million and higher fuel consumption of Ch$ 6,107 million, which represents 106.7% and 12.4% increases respectively.

Physical sales grew by 1.5% reaching 9,587 GWh. EBITDA of the business in Edegel amounted to Ch$ 139,991 million in this period, representing a decrease of 1.0% when comparing it to last year.

The net effect of translating the financial statements from Peruvian sol to Chilean peso in both periods resulted in a 5.0% increase in Chilean pesos in 2012, when compared to 2011.

Table 26
Edegel	Million Ch$				Thousand US$
	2011	2012	Var 2011-2012	Chg%	2012
Operating Revenues	239,841	282,124	42,283	17.6%	579,799
Procurement and Services	(86,884)	(111,095)	(24,211)	(27.9%)	(228,313)
Contribution Margin	152,957	171,029	18,072	11.8%	351,486
Other Costs	(11,578)	(31,038)	(19,460)	(168.1%)	(63,787)
Gross Operating Income (EBITDA)	141,379	139,991	(1,388)	(1.0%)	287,699
Depreciation and Amortization	(36,724)	(38,939)	(2,214)	(6.0%)	(80,024)
Operating Income	104,655	101,053	(3,602)	(3.4%)	207,675
Figures may differ from those accounted under Peruvian GAAP.

Table 26.1
Edegel	2011	2012	Var 2011-2012	Chg%
GWh Produced	9,153	8,740	(413)	(4.5%)
GWh Sold	9,450	9,587	138	1.5%
Market Share	29.7%	28.5%	(1.2) pp.

Pg. 41

PRESS RELEASE
YE 2012

Distribution

Edelnor

Our subsidiary Edelnor showed an operating income of Ch$ 70,069 million, 0.2% lower than in 2011. Just as in the case of Edegel, this is mainly explained by an increase in payroll expenses, due to a provision reversion made on June 2011, making payroll expenses to pass from Ch$ 9,745 million in  2011, to Ch$ 18,344 million in this period, which is an increase of 88.2%.

Operating revenues showed a 16.9% growth compared to 2011, mainly due to a Ch$ 51,231 million increase in energy sales. This was partially offset by higher energy purchases of Ch$ 40,015 million.

Energy losses remained the same as in 2011, reaching 8.2% in the current year. The number of clients expanded by 59 thousand, exceeding 1.2 million clients.

The net effect of translating the financial statements from Peruvian sol to Chilean peso in both periods resulted in a 5.0% increase in Chilean pesos in 2012, when compared to 2011.

.

Table 27
Edelnor	Million Ch$				Thousand US$
	2011	2012	Var 2011-2012	Chg%	2012
Operating Revenues	329,309	385,013	55,704	16.9%	791,248
Procurement and Services	(210,905)	(252,013)	(41,109)	(19.5%)	(517,918)
Contribution Margin	118,404	133,000	14,596	12.3%	273,331
Other Costs	(26,052)	(38,105)	(12,053)	(46.3%)	(78,311)
Gross Operating Income (EBITDA)	92,352	94,895	2,542	2.8%	195,020
Depreciation and Amortization	(22,453)	(24,826)	(2,373)	(10.6%)	(51,020)
Operating Income	69,900	70,069	169	0.2%	143,999
Figures may differ from those accounted under Peruvian GAAP.

Table 27.1
Edelnor	2011	2012	Var 2011-2012	Chg%
Customers (Th)	1,144	1,203	59	5.2%
GWh Sold	6,572	6,863	291	4.4%
Clients/Employee	2,080	1,982	(98)	(4.7%)
Energy Losses %	8.2%	8.2%	0.0 pp.

Pg. 42

PRESS RELEASE
YE 2012

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including procurements, services and other costs) and operating income of all Enersis’ subsidiaries, for the period ended in December 31, 2011 and December 31, 2012, detailed as follows:

Table 28							Table 28.1
	2011			2012				2012
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income	Thousand US$	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	2,404,490	(1,616,520)	787,970	2,369,386	(1,737,177)	632,209	Endesa Chile (*)	4,869,368	(3,570,104)	1,299,264
Cachoeira (**)	126,646	(36,365)	90,281	155,195	(50,071)	105,124	Cachoeira (**)	318,944	(102,902)	216,042
Fortaleza (***)	129,485	(80,299)	49,186	139,186	(97,314)	41,872	Fortaleza (***)	286,044	(199,992)	86,052
Cien (**)	59,918	8,863	68,781	72,523	(35,583)	36,940	Cien (**)	149,043	(73,127)	75,916
Chilectra	1,046,191	(926,506)	119,685	984,738	(851,363)	133,375	Chilectra	2,023,753	(1,749,652)	274,101
Edesur	279,725	(416,895)	(137,170)	321,242	(375,344)	(54,102)	Edesur	660,190	(771,376)	(111,186)
Distrilima (Edelnor)	329,309	(259,409)	69,900	385,013	(314,944)	70,069	Distrilima (Edelnor)	791,247	(647,247)	144,000
Ampla	1,117,269	(943,612)	173,657	1,074,237	(900,521)	173,716	Ampla	2,207,684	(1,850,677)	357,007
Coelce	859,446	(678,458)	180,988	806,427	(675,422)	131,005	Investluz (Coelce)	1,657,303	(1,388,072)	269,231
Codensa	815,487	(630,025)	185,462	888,586	(643,402)	245,184	Codensa	1,826,149	(1,322,267)	503,882
CAM Ltda.	15,739	(17,179)	(1,440)	-	-	-	CAM Ltda.	-	-	-
Inmobiliaria Manso de Velasco Ltda.	8,099	(2,396)	5,703	17,039	(3,952)	13,087	Inmobiliaria Manso de Velasco Ltda.	35,017	(8,122)	26,895
Synapsis Soluciones y Servicios IT Ltda.	6,693	(6,556)	137	-	-	-	Synapsis Soluciones y Servicios IT Ltda.	-	-	-
ICT	6,120	(5,159)	961	6,205	(5,887)	318	ICT	12,752	(12,098)	654
Enersis Holding and other investment vehicles	39,260	(58,717)	(19,457)	39,906	(63,886)	(23,980)	Enersis Holding and other investment vehicles	82,012	(131,293)	(49,282)
Consolidation Adjustments	(708,997)	700,664	(8,333)	(682,016)	674,164	(7,852)	Consolidation Adjustments	(1,401,624)	1,385,487	(16,137)
Total Consolidation	6,534,880	(4,968,569)	1,566,311	6,577,667	(5,080,702)	1,496,965	Total Consolidation	13,517,884	(10,441,444)	3,076,440

(*) Since January 1st, 2009, includes Gas Atacama, Transquillota and HydroAysén

(**) Consolidated by Endesa Chile until September 30th, 2005. Since October 1st, 2005 is consolidated by Enersis through Endesa Brasil.

(***) Since October 1st, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

Pg. 43

PRESS RELEASE
YE 2012

Market Information

Equity Market

New York Stock Exchange (NYSE)

The charts below show the performance of Enersis’ ADS (“ENI”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months, as well as the trading volume, both in the NYSE.

Source: Bloomberg

Pg. 44

PRESS RELEASE
YE 2012

Santiago Stock Exchange (BCS)

The charts below show the performance of Enersis’ Chilean stock price over the last 12 months compared to the Chilean Selective Stock Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchanges:

Source: Bloomberg

Pg. 45

PRESS RELEASE
YE 2012

Madrid Stock Exchange (Latibex) - Spain

The charts below show Enersis’ share price (“XENI”) at the Latibex over the last 12 months compared to the local stock index (IBEX), as well as the daily average trading volume in the Latibex.

Source: Bloomberg Debt Market

Pg. 46

PRESS RELEASE
YE 2012

Yankee Bonds Price Evolution

The following chart shows the pricing of two of our Yankee Bonds over the last 12 months compared to the Ishares Iboxx Investment Grade Corporate Bond Fund Index:

Source: Bloomberg

(*) Ishares Iboxx Investment Grade Corporate Bond Fund Index is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

Pg. 47

PRESS RELEASE
YE 2012

Ownership of the Company as of December 31, 2012

TOTAL SHAREHOLDERS: 7,339

Conference Call Invitation

Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Thursday, January 31st, 2013, at 10:00 am ET (12:00 pm Local Chile Time). There will be a question and answer session following management's comments. Representing Enersis will be Mr. Eduardo Escaffi, Chief Financial Officer and the Investor Relations Team.

To participate, please dial +1 (617) 213 4852 or +1 (888) 680 0860 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 87263244.

To access the phone replay, please dial +1 (617) 801 6888 (International)  or +1 (888) 286 8010 (toll free USA) Passcode ID: 97166483.

You can also access to the conference call replay through our Investor Relations website at http://www.enersis.cl.

Pg. 48

PRESS RELEASE
YE 2012

Contact Information

For further information, please contact us:

Ricardo Alvial Investments and Risks Director mlmr@enersis.cl (56-2) 2353 4682	Denisse Labarca Head of Investor Relations denisse.labarca@enersis.cl (56-2) 2353 4576	Melissa Vargas Investor Relations Associate emvb@enersis.cl (56-2) 2353 4555

Javier Hernández Investor Relations Associate jaha@enersis.cl (56-2) 2353 4492	Jorge Velis Investor Relations Associate jgve@enersis.cl (56-2) 2353 4552	Carmen Poblete Shares Department Representative cpt@enersis.cl (56-2) 2353 4447
Maria Luz Muñoz Investor Relations Assistant mlmr@enersis.cl (56-2) 2353 4682

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 49

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: January 30, 2013